   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1997


                                            REGISTRATION STATEMENT NO. 333-18583
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                              OVERLAND DATA, INC.
             (Exact name of registrant as specified in Its charter)

          CALIFORNIA                         7389                  95-3535285
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                               8975 BALBOA AVENUE
                        SAN DIEGO, CALIFORNIA 92123-1599
                                 (619) 571-5555
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                SCOTT MCCLENDON
                                   PRESIDENT
                               8975 BALBOA AVENUE
                        SAN DIEGO, CALIFORNIA 92123-1599
                                 (619) 571-5555
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

        JOHN J. HENTRICH, ESQ.                   GEORGE D. TUTTLE, ESQ.
        CARLOS D. HEREDIA, ESQ.                  WILLIAM L. HUDSON, ESQ.
           Baker & McKenzie                  Brobeck, Phleger & Harrison LLP
   101 West Broadway, Twelfth Floor                 One Market Plaza
      San Diego, California 92101            San Francisco, California 94105
            (619) 236-1441                           (415) 442-0900

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 13, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                2,700,000 SHARES
                                     (LOGO)
                                  COMMON STOCK
                                 --------------

    OF THE 2,700,000 SHARES OF COMMON STOCK, NO PAR VALUE (THE "COMMON STOCK"), OFFERED HEREBY (THE "OFFERING"), 2,200,000 SHARES ARE BEING SOLD BY OVERLAND DATA, INC., A CALIFORNIA CORPORATION ("OVERLAND" OR THE "COMPANY"), AND 500,000 SHARES ARE BEING SOLD BY CERTAIN SHAREHOLDERS OF THE COMPANY (THE "SELLING SHAREHOLDERS"). THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $8.00 AND $10.00 PER SHARE. SEE "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. APPLICATION HAS BEEN MADE FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "OVRL."

                              -------------------

       SEE "RISK FACTORS," BEGINNING ON PAGE 6 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                                                                                      PROCEEDS TO
                                            PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                             PUBLIC           DISCOUNT(1)          COMPANY(2)         SHAREHOLDERS
                                       ------------------  ------------------  ------------------  ------------------
Per Share............................          $                   $                   $                   $
Total(3).............................          $                   $                   $                   $

-------------
(1) The Company and the Selling Shareholders have agreed to indemnify the several underwriters identified elsewhere herein (the "Underwriters") against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $550,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If all such shares are purchased from the Company, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $     , $     and
    $     , respectively. See "Underwriting."

                             ---------------------

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ISSUED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE COMMON STOCK WILL BE MADE AGAINST PAYMENT THEREFOR
ON OR ABOUT         , 1997, IN NEW YORK, NEW YORK.

                              -------------------

JEFFERIES & COMPANY, INC.                                       CRUTTENDEN ROTH
                                                                  INCORPORATED

        , 1997

                       INSIDE FRONT COVER -- PHOTOGRAPHS

PHOTOGRAPH DESCRIPTIONS AND CAPTIONS

1. Background: Black and blue Company logos serpentine upward from bottom left corner to top right corner.

2.  Top center: Company logo and name.

3. Middle center: Color photo of three units of the LibraryXpress product line in rack mount cabinet with an LXG unit on top, one LXB unit pulled out and a second LXB unit on the bottom. Caption: DLT LibraryXpress, Top Unit: LXG (to commence shipment first quarter calendar year 1997), Middle and Bottom
    Units: LXB.

4. Bottom left: Color photos of TapeXpress T490E and TapeXpress L490E side by side. Caption: TapeXpress L490E, TapeXpress T490E.

5.  Bottom right: Color photo of TapeXpress L60E cabinet. Caption: TapeXpress
    L60E.

    Overland Data, ODI, TapeXpress, MCT Mainframe Class Tape and TapePro are federally registered trademarks of the Company. The Company has applied for federal registration of the trademarks LibraryXpress and SmartScale Storage. This Prospectus also contains the registered trademarks of other companies.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS."

                                  THE COMPANY

    Overland designs, develops, manufactures, markets and supports magnetic tape data storage systems used by businesses for backup, archival and data interchange functions. The Company primarily offers three product lines -- LibraryXpress, TapeXpress and TapePro -- which are designed to meet the data storage needs of client/server networks, workstations, minicomputers and personal computers. Overland believes that it is well positioned to take advantage of the rapidly increasing demand for storage capacity, particularly that created by the growth in client/server networks. To address this growing network storage demand, Overland introduced the LXB in March 1996, the first product of its LibraryXpress line of automated tape libraries. In August 1996, BYTE Magazine selected the LXB as the "Best Overall DLT Tape Library." The Company believes that, with the anticipated delivery of the related LXG control unit during the first quarter of calendar year 1997, LibraryXpress will constitute the first automated tape library in its capacity class that is truly "scalable" in that it is designed to allow end-users to reconfigure combinations of drives and cartridges as their storage requirements change without having to replace their existing Overland equipment. Management believes that LibraryXpress has significant market potential because it is designed to enable companies to increase their storage capacity in a cost effective manner as their businesses grow.

    The Company's TapeXpress product line consists of 18/36-track tape drives and loaders based on an IBM standard and, in October 1996, IBM selected the Company to be a supplier of 36-track products. With its TapePro product line, Overland is a leading supplier of 9-track reel-to-reel products used in data interchange. In addition, the Company distributes a line of DLT-based products manufactured by Quantum and markets various other products, including controller cards which connect its tape drives to personal computers, interchange software, storage management software supplied by third parties, spare parts and tape media. With the exception of the tape drives in its LibraryXpress product line, all of the Company's products are designed and manufactured in-house. The Company's products combine electro-mechanical robotics, electronic hardware and firmware, which are developed by the Company with an emphasis on efficiency of design, functionality and reliability.

INDUSTRY OVERVIEW

    The data storage industry has experienced rapid growth in recent years in response to the significant increase in the amount of electronically stored data. Overland believes that this growth will continue due to (i) the introduction of increasingly powerful computing platforms, (ii) the spreading use of computers for tasks that previously were performed manually, (iii) the increasing number, size, bandwidth and complexity of computer networks, particularly client/server networks, (iv) the rapid growth of data-intensive applications and (v) the growth of intranet and Internet based computing. In addition, emerging data intensive applications, such as still image, motion video, check imaging and other multimedia and character recognition uses, are accelerating the demand for data storage solutions.

    Current data storage solutions provide secure, high capacity data repositories based primarily on three technologies -- magnetic tape, magnetic disk and optical disk. Magnetic tape remains the most cost effective storage medium (at approximately one-fifth of the cost per megabyte stored as compared to magnetic or optical disk), and is used most often for backup and archival functions. The development of automated tape libraries, which address the historically high degree of costly human intervention involved in using tape storage, is helping to drive the expanded use of magnetic tape. Automated tape libraries also provide improved throughput, increased data capacity and unattended operation through the use of multiple drives and cartridges. In addition, business managers are increasingly perceiving data to be critical at a company-wide level as opposed to only being important at the individual workstation level. As a result, central management of data has been increasing.

    The Company believes that the factors noted above will greatly increase the number of sites worldwide requiring large amounts of backup and, therefore, the need for advanced storage solutions. According to Strategic Research Corp., a storage management industry consultant, the number of centralized storage sites worldwide requiring more than 200GB of backup is projected to grow from approximately 116,000 sites in 1996 to 660,000 sites by the year 2000. The Company believes that it is in a strong position to capitalize on the opportunities created by this projected growth.

COMPANY STRATEGY

    Overland intends to continue building a leadership position in the magnetic tape segment of the data storage industry. The Company believes that it possesses certain core competencies which will help it attain this leadership position, including: (i) advanced knowledge of hardware/software integration and connectivity, due to its experience in designing and developing both tape drives and libraries; (ii) experience in the magnetic tape industry, particularly with respect to innovative mechanical, electrical and firmware designs; (iii) comprehensive understanding of, and close contact with, end-user needs; and (iv) experienced management and developed management processes in each functional area of its business operations. The Company intends to leverage these core competencies in the execution of its business strategy, which includes the following elements:

    - EMPHASIZE DEVELOPMENT OF ADVANCED STORAGE SOLUTIONS. Overland invests extensively in research and development in order to deliver technologies for the "next generation" of magnetic tape drives and automated tape libraries. The Company intends to continue its research and development efforts in areas that build upon its manufacturing, engineering and operational strengths in order to offer products which serve emerging data storage needs.

    - MAINTAIN LEADERSHIP IN PRODUCT RELIABILITY. The Company believes that product dependability is crucial for its customers. Overland believes that it has achieved a reputation for reliability and intends to continue to develop and offer high quality and reliable products and augment this reliability with comprehensive technical support.

    - LEVERAGE CLOSE RELATIONSHIPS WITH END-USERS. The Company believes that its interaction with end-users enables it to better understand the evolving product and application needs of its customers. Overland intends to continue its close contact with end-users by selling its products directly to them, by involving them in ongoing market research activities regarding future products, and by responding to their technical support requirements.

    - FURTHER DEVELOP WORLDWIDE DISTRIBUTION. Overland intends to increase the number of distributors in its existing international markets, develop additional distribution channels in these markets for new product introductions and establish appropriate distribution channels for its current and future products in new international markets.

    - HARVEST LEGACY MARKETS. The markets served by the Company's 9-track and 18-track product lines are characterized by mature technologies and large installed customer bases. Overland intends to capitalize on its position in these markets in order to capture additional market share and expects to realize improved operating margins as such products require limited research and development support as compared to newer technology.

    - PURSUE ALLIANCES OR ACQUISITIONS. Overland believes that it may be able to expand and increase the value-added component of its product offerings through alliances with, or acquisitions of, complementary businesses. The Company intends to evaluate strategic product and technology acquisitions and may pursue second source manufacturing arrangements to further capitalize upon its engineering, manufacturing and quality process capabilities.

                                  THE OFFERING

Common Stock offered by the
  Company.........................  2,200,000 shares
Common Stock offered by the
  Selling Shareholders............  500,000 shares
Common Stock to be outstanding
  after the Offering..............  9,746,498 shares (1)
Use of proceeds...................  Repayment of outstanding indebtedness, working capital and other general corporate
                                    purposes. See "Use of Proceeds."
Proposed Nasdaq National Market
  symbol..........................  OVRL

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     FISCAL YEAR ENDED           SIX MONTHS ENDED
                                                                         JUNE 30,                  DECEMBER 31,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1995       1996
                                                              ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Net sales.................................................  $  34,044  $  38,156  $  47,226  $  23,319  $  27,233
  Gross profit..............................................     11,154     11,115     16,081      7,940      9,812
  Income from operations....................................        587        980      3,541      1,763      2,410
  Net income................................................        137        501      3,159      1,112      1,368
  Net income per share(2)...................................  $    0.02  $    0.07  $    0.41  $    0.14  $    0.17
  Shares used in computing net income per share(2)..........      7,137      7,405      7,731      8,131      8,196

                                                                                             DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(3)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
  Cash and cash equivalents............................................................  $      28    $   14,792
  Working capital......................................................................     13,066        27,830
  Total assets.........................................................................     23,004        37,768
  Long-term debt, net of current portion...............................................      3,100        --
  Convertible redeemable preferred stock...............................................      5,200        --
  Shareholders' equity.................................................................      7,415        30,479

------------------------

(1) Excludes (i) 805,921 shares of Common Stock issuable pursuant to stock options outstanding at December 31, 1996 (of which options to purchase 472,431 shares are exercisable) with a weighted average exercise price of $1.18 per share and (ii) 17,046 shares of Common Stock issuable upon exercise of an outstanding warrant at a price of $4.40 per share. See "Management-- Stock and Employee Benefit Plans" and "Description of Capital Stock--Warrant" and Note 7 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consolidated Financial Statements for information concerning calculation of net income per share.

(3) Adjusted to give effect to (i) the conversion of all shares of Preferred Stock into Common Stock upon completion of this Offering and (ii) the application of the estimated net proceeds of this Offering based upon an assumed initial public offering price of $9.00 per share. See "Use of Proceeds."

                         ------------------------------

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "OVERLAND" AND THE "COMPANY" REFER TO OVERLAND DATA, INC., A CALIFORNIA CORPORATION, AND ITS SUBSIDIARIES. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS, INCLUDING FINANCIAL INFORMATION, ASSUMES (I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) THE AUTOMATIC CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE COMPLETION OF THIS OFFERING.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW, AS WELL AS OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO PURCHASE THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTION, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON NEW PRODUCT DEVELOPMENT

    The market for the Company's products is generally characterized by rapid technological change and evolving industry standards and is highly competitive with respect to timely innovation. The future success of the Company will depend on its ability to anticipate changes in technology, to develop new and enhanced products on a timely and cost-effective basis and to introduce, manufacture and achieve market acceptance of such new and enhanced products. In particular, the Company's future success is dependent on its LibraryXpress product line, the initial product of which, the LXB, commenced shipment in March 1996. During the first quarter of calendar year 1997, the Company intends to commence shipment of the LXG global control unit of the LibraryXpress product line, which will create what the Company believes will be the first automated tape library in its capacity class which is truly "scalable." Prototypes of the LXG were shipped in November 1996. The LXB and the other planned units of the LibraryXpress product line have not yet achieved widespread market acceptance and are anticipated to confront increasing competition both from competitive automated tape library products, as well as other storage devices that may be developed in the future. The DLT tape drives used by the Company in its LibraryXpress products are obtained from a sole supplier, Quantum Corporation ("Quantum"), which from time to time has placed customers such as the Company (and its competitors) on allocation due to shortages of its components. See "--Dependence on Certain Suppliers." Development schedules for high technology products are inherently subject to uncertainty and there can be no assurance that the Company will be able to meet its product development schedules, including those for the LibraryXpress product line, or that development costs will be within budgeted amounts. If the products or product enhancements that the Company develops are not deliverable due to developmental problems, quality issues or component shortage problems or if such products or product enhancements do not achieve market acceptance or are unreliable, the Company's business, financial condition and results of operations may be materially and adversely affected. The introduction (whether by the Company or its competitors) of new products embodying new technology such as new sequential or random access mass storage devices and the emergence of new industry standards can render existing products obsolete or not marketable. For example, the Company believes that its sales of Quantum products which it distributes declined from $6.0 million in the first half of fiscal year 1996 to $1.8 million in the first half of fiscal year 1997, largely as a result of a decline in sales of the Quantum DLT 2500/2700/4500/4700 loaders which have been replaced by the Company's sales of the LXB, which amounted to approximately $5.4 million in revenues during the first half of fiscal year 1997. Similarly, the Company anticipates a continued migration by users of its 18-track products to its 36-track products. In addition, 9-track product sales of $5.8 million in the first half of fiscal year 1997 declined 30.1% from the first half of fiscal year 1996, reflecting the general maturity of the 9-track tape technology and a movement by the Company's customers to more technologically advanced products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products" and "--Research and Development."

COMPETITION AND PRICE PRESSURE

    The worldwide tape storage market is intensely competitive as a large number of manufacturers of alternative tape technologies compete for a limited number of customers and barriers to entry are relatively low in the library category. The Company currently participates in three market areas which are defined by different tape technologies: (i) network data storage; (ii) data backup and interchange based on

IBM compatible 3480/3490 technology; and (iii) data interchange based on 9-track reel-to-reel technology. In each of these areas, many of the Company's competitors have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products than the Company. For network data storage, the LibraryXpress LXB product currently competes with products made by Advanced Digital Information Corporation ("ADIC"), ATL Products, Inc. ("ATL/Odetics"), Breece Hill Technologies, Inc. ("Breece Hill"), Hewlett-Packard Company ("Hewlett-Packard"), Quantum and Storage Technology Corporation ("Storage Technology"), and the Company believes that additional competitors can be expected to enter the market. For the data backup and interchange market, which is based on IBM compatible 3480/3490 technology, the Company offers a product line of 18 and 36-track products, which the Company believes compete primarily with products made by Fujitsu Computer Products of America, Inc. ("Fujitsu"), Hitachi Data Systems Corporation ("Hitachi"), Laser Magnetic Storage and Storage Technology. For the 9-track data interchange market, the Company believes it competes with Anritsu American Incorporated, Hewlett-Packard and M4 Data, Inc. Except for the 9-track data interchange market, the markets for the Company's products are characterized by significant price competition, and the Company anticipates that its products will face increasing price pressure. This pressure could result in significant price erosion, reduced profit margins and loss of market share, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

DEPENDENCE ON CERTAIN SUPPLIERS

    The Company's products have a large number of components and subassemblies produced by outside suppliers and it is highly dependent on such suppliers for components and subassemblies, including DLT tape drives, read-write heads, printed circuit boards and integrated circuits, which are essential to the manufacture of the Company's products. In addition, for certain of these items, the Company qualifies only a single source, which can magnify the risk of shortages and decrease the Company's ability to negotiate with its suppliers on the basis of price. If such shortages occur, or if the Company experiences quality problems with suppliers, shipments of products could be significantly delayed or costs significantly increased, which would have a material adverse effect on the Company's business, financial condition and results of operations. Specifically, the Company's new LibraryXpress automated tape libraries incorporate DLT tape drives manufactured by Quantum, which is also a competitor of the Company in that Quantum markets its own tape drives and tape loader products. Currently, there are no alternative sources for the DLT tape drives supplied by Quantum. The Company does not have a long-term contract with Quantum, which could cease supplying DLT tape drives directly to the Company. From time to time in the past, the Company has not been able to obtain as many drives as it has needed from Quantum due to drive shortages or quality issues. Any prolonged inability to obtain adequate deliveries could require the Company to pay more for components, parts and other supplies, seek alternative sources of supply, delay shipment of products and damage relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations. During the past 12 months, the Company has experienced problems with the quality and timeliness of the supply of DLT drives and read-write heads, each of which is a sole source component. Such problems have adversely affected the Company's sales during this period. While the Company believes that the problems relating to these components have been resolved, no assurance can be given that such problems will not re-occur or that the Company will not experience similar or more serious disruptions in supply in the future. See "Business--Products" and "--Manufacturing."

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS

    The Company markets its products to original equipment manufacturers ("OEMs"), value-added resellers ("VARs"), systems integrators, distributors, resellers and end-user customers. The Company's sales to its top five customers accounted for 34% of the Company's total sales in fiscal year 1996, with Digital Equipment Corporation ("DEC"), a major customer since 1993, accounting for 23% of such sales. During the first half of fiscal year 1997, the Company's sales to its top five customers and to DEC accounted for 34% and 21% of total sales, respectively. In October 1996, the Company signed a five-year agreement with IBM to supply its 36-track products. The Company anticipates that the percentage of its sales to these top two customers will increase significantly during fiscal year 1997 and could account for as much as 30% of the Company's sales. As is typical in the industry, the Company's OEM contracts provide for annual price reviews and the customers are not required to purchase minimum quantities. Orders may be rescheduled or canceled outside 30 days of shipment without penalty. The loss of one or more of these customers due to competition from other vendors, consolidation, substantial cancellations by them, or the receipt of orders below anticipated amounts would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Marketing."

FLUCTUATIONS IN RESULTS

    The Company's results can fluctuate substantially from time to time for various reasons. All of the markets served by the Company are volatile and subject to market shifts, which may or may not be discernible in advance by the Company. A slowdown in the demand for workstations, mid-range computer systems and networks could have a significant adverse effect on the demand for the Company's products in any given period. The Company has experienced delays in receipt of purchase orders and, on occasion, anticipated purchase orders have been rescheduled or have not materialized due to changes in customer requirements. The Company's customers may cancel or delay purchase orders for a variety of reasons, including the rescheduling of new product introductions, changes in their inventory practices or forecasted demand, general economic conditions affecting the computer market, changes in pricing by the Company and its competitors, new product announcements by the Company or others, quality or reliability problems related to the Company's products, or selection of competitive products as alternate sources of supply. In addition, because a large portion of the Company's sales are generated by its European distributor channel (20% in fiscal year 1996), the first fiscal quarter (July through September) is impacted by seasonally slow European orders, reflecting the summer holiday period in Europe. The Company's operations may reflect substantial fluctuations from period to period as a consequence of such industry shifts, price erosion, general economic conditions affecting the timing of orders from customers, as well as other factors discussed herein. In particular, the Company's ability to forecast sales to distributors and VARs and, increasingly to OEMs, is especially limited as such customers typically provide the Company with relatively short order lead times or are permitted to change orders on short notice, respectively. A portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. The Company's gross profit has fluctuated and will continue to fluctuate quarterly and annually based upon a variety of factors such as the level of utilization of the Company's production capacity, changes in product mix, average selling prices, demand or manufacturing yields, increases in production and engineering costs associated with initial production of new programs, changes in the cost of or limitations on availability of materials and labor shortages. During the first half of fiscal year 1997, the Company reported a gross margin of 36% which was higher than its average quarterly gross margin during fiscal years 1994, 1995 and 1996. Management does not believe that this gross margin level, which was positively affected by an increase in the sales of the LibraryXpress and a decrease in sales of distributed product, will be maintained. Generally, new products have higher gross margins than more mature products. Therefore, the Company's ability to introduce new products in a timely fashion is an important factor to its profitability. Based upon all of the foregoing, the Company believes that period-to-period comparisons of its revenues and operating results will continue to fluctuate and are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, in some future quarter the Company's revenues and operating results could be below the expectations of public market analysts or investors, which could result in a material adverse effect on the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REPLACEMENT OF INFORMATION SYSTEMS

    In July 1996, the Company began a project to replace its enterprise-wide information and business systems by the end of fiscal year 1997 to more effectively address the complexities of the Company's business and to support its growth in the next five years. Although the Company has not experienced any delays in this effort to date, there can be no assurance that future delays in the implementation process will not occur. The failure to successfully accomplish the replacement of these systems in a timely manner, or any failure otherwise to achieve the necessary levels of information and business system support, could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATED TO FOREIGN SOURCING AND FOREIGN SALES

    Because a number of the Company's key components are currently manufactured in Singapore and Malaysia, its results of operations can be affected by fluctuations in currency exchange rates. The Company's international procurement is also subject to certain other risks common to foreign operations in general, including government regulation and import restrictions. During fiscal year 1996, approximately 10% of the Company's cost of goods sold consisted of materials purchased from suppliers in Singapore and Malaysia. An adverse foreign exchange movement of the U.S. dollar versus the Singapore dollar or other currency, or the imposition of import restrictions or tariffs by the U.S. government on products or components shipped from Singapore, Malaysia or another country could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because of the Company's use of components produced overseas, the sale of the Company's products to domestic federal or state agencies may be restricted by limitations imposed by the Buy American Act or the Trade Agreement Act. See "Business-- Manufacturing."

    Direct international sales accounted for 27% of sales in fiscal year 1996 and the Company expects that international sales will continue to grow and represent an even greater proportion of the Company's revenue. Sales to customers outside the U.S. are subject to various risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, the greater difficulty of administering business overseas. Furthermore, although the Company endeavors to meet standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products that comply with foreign standards could have a material adverse effect on the Company. Currently, all of the Company's sales are U.S. dollar denominated and fluctuations in the value of foreign currencies relative to the U.S. dollar could therefore make the Company's products less price competitive. However, the Company has plans to expand its presence in Europe through its operation in the United Kingdom in the last half of fiscal year 1997 and to bill customers for product shipped from England in other foreign currencies. When this occurs, a decrease in the value of the other foreign currencies in relation to the U.S. dollar after establishing prices and before receipt of payment by the Company would have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Marketing."

DEPENDENCE ON KEY EMPLOYEES

    The Company's future success depends in large part on its ability to retain certain key executives and other key personnel, many of whom have been instrumental in developing new technologies and setting strategic plans. The Company's growth and future success will depend in large part on its continuing ability to hire, motivate and retain highly qualified management, technical, sales and marketing team members. Competition for such personnel is intense and there can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified personnel in the future. See "Management."

TECHNOLOGY AND INTELLECTUAL PROPERTY

    The Company believes that, because of the rapid pace of technological change in the tape storage industry, patent and trade secret protection are less significant than factors such as the knowledge, ability and experience of the Company's personnel, new product introductions and product enhancements. Nonetheless, the Company's ability to compete effectively depends in part on its ability to develop and maintain proprietary aspects of its technology. There can be no assurance that any future patents will be granted or that any patents will be valid or provide meaningful protection for the Company's product innovations. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as U.S. laws. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company. The Company also relies on a combination of copyright, trademark, trade secret and other intellectual property laws to protect its proprietary rights. Such rights, however, may not preclude competitors from developing substantially equivalent or superior products to those of the Company's. In addition, many aspects of the Company's products are not subject to significant intellectual property protection. While the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that it will not become so involved in the future or that its products do not infringe any intellectual property or other proprietary right of any third party. An adverse outcome in litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Proprietary Rights."

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

    The Company may in the future pursue acquisitions of complementary businesses, products or technologies as it seeks to expand and increase the value-added component of its product offerings. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and personnel of the acquired business, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no direct prior experience, and the potential loss of key employees of the acquired business. In addition, future acquisitions by the Company may result in potentially dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets which could adversely affect the Company's business, financial condition and results of operations.

WARRANTY EXPOSURE

    The Company generally provides a two-year, return-to-factory warranty on its products. For certain products, it provides a two-year on-site warranty which is supplied by a third party service provider. The Company pays the service provider in advance the negotiated price of the contract and the service provider is then responsible for the costs of providing warranty service during the term of the contract. For products which the Company distributes and for tape drives used in the Company's products but manufactured by a third party, the Company passes on to the customer the related manufacturer's warranty. Although the Company has established reserves for the estimated liability associated with product warranties, there can be no assurance that such reserves will be adequate or that the Company will not incur substantial warranty expenses in the future with respect to new or established products. See "Business--Customer Service and Support."

MANAGEMENT DISCRETION OVER PROCEEDS OF THE OFFERING

    The Company intends to use approximately $3.1 million of the net proceeds from this Offering to repay outstanding indebtedness and approximately $14.8 million for general corporate purposes, including working capital and possible acquisitions of complementary businesses, products and technologies, although the Company currently has no agreements or commitments with respect to any such transactions. Accordingly, the Company will have broad discretion as to the application of such proceeds. An investor will not have an opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."

ABSENCE OF PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
  PRICE

    Prior to this Offering, there has been no public trading market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The stock market has from time to time experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Announcements of new products or accounts by the Company or its competitors, changes in earnings estimated by analysts and economic and other external factors, as well as period-to-period fluctuations in financial results of the Company, may have a significant impact on the market price and marketability of the Common Stock. Fluctuations or decreases in the trading price of the Common Stock may adversely affect the liquidity of the trading market for the Common Stock and the Company's ability to raise capital through future equity financing. See--"Fluctuations in Results." The initial public offering price of the Common Stock in this Offering will be determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters based on several factors and may not be indicative of prices that will prevail in the trading market. See "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION; ABSENCE OF DIVIDENDS

    The initial public offering price per share of the Common Stock will exceed the net tangible book value per share of the Common Stock. Accordingly, the purchasers of shares of Common Stock in this Offering will experience immediate and substantial dilution of net tangible book value per share of $5.89. The Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends on such stock in the foreseeable future. In addition, the Company's current bank credit line prohibits the payment of dividends. See "Dilution" and "Dividend Policy."

EFFECT ON SHARE PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the 2,700,000 shares offered hereby (3,105,000 shares if the over-allotment option is exercised in full) will be eligible for immediate sale in the public market without restriction unless they are held by affiliates of the Company. After the completion of this Offering, 7,046,498 of the outstanding shares will be "restricted securities" within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. However, substantially all of these shares will be eligible for sale pursuant to Rule 144 beginning 90 days after the completion of this Offering. Of this total, approximately 6,383,146 shares will be subject to the volume and manner of sale limitations of Rule 144 and approximately 663,352 shares will be eligible for resale without such restrictions pursuant to Rule 144(k) after the completion of this Offering. In addition, under Rule 701 of the Securities Act ("Rule 701"), any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and affiliates are entitled to sell their Rule 701 shares without having to comply with holding-period restrictions under Rule 144, in each case commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act. During the two-year period ended December 31, 1996, approximately 435,820 shares of Common Stock were issued pursuant to the exercise of stock options and, at December 31, 1996, stock options for 805,921 shares of Common Stock were outstanding. The directors, officers and current shareholders of the Company, beneficially holding (upon completion of this Offering) an aggregate of 6,098,921 shares, have agreed not to sell or otherwise dispose of any such shares for at least 180 days from the date of this Prospectus without the prior written consent of Jefferies & Company, Inc. Thereafter, these shares will generally be eligible for immediate sale in the public market without restriction. Furthermore, certain of the Company's current shareholders and the holder of the Company's outstanding warrant have been granted certain "piggy-back" registration rights with respect to the shares of Common Stock owned by them or to be issued to them. The Company intends to file a registration statement under the Securities Act concurrent with this Offering covering the sale of shares of Common Stock previously issued or to be issued under its 1996 Employee Stock Purchase Plan and its various stock option plans. No predictions can be made as to the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market, particularly by directors and officers of the Company, or the perception that such sales could occur, could have an adverse impact on the market price of the Common Stock. See "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting."

FAIR PRICE PROVISION


    The Company's Articles of Incorporation include a "fair price" provision that may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. See "Description of Capital Stock."


BENEFITS OF THE OFFERING TO EXISTING SHAREHOLDERS

    The Company's existing shareholders will receive substantial proceeds from this Offering and certain other benefits in connection with this Offering. Since the Company's inception, the equivalent of 7,546,498 shares of Common Stock were purchased by the existing shareholders for total consideration of approximately $7.3 million, representing an average price per share of approximately $0.97. Upon completion of this Offering these shares will have a market value of $67.9 million based upon an assumed initial public offering price of $9.00 per share. In this Offering, the Selling Shareholders will sell an aggregate of 500,000 shares of Common Stock (18.5% of the total number of shares offered hereby or 16.1% if the Underwriters' over-allotment option is exercised in full), and will receive proceeds of $4.5 million from such sale based upon the assumed initial public offering price of $9.00 per share. The Selling Shareholders will realize a gain on such sale of approximately $4.0 million based upon the difference between the assumed initial public offering price of $9.00 per share and the average purchase price per share of $0.97. Upon the completion of this Offering, the existing shareholders will own an aggregate of 7,046,498 shares of Common Stock (72.3% of the total number of shares of Common Stock to be outstanding after this Offering or 69.4% if the Underwriters' over-allotment option is exercised in full). Upon the completion of this Offering, these shares will have a market value of $63.4 million based upon the assumed initial public offering price of $9.00 per share. The unrealized gain with respect to such shares would amount to $56.6 million based upon the difference between the assumed initial public offering price per share of $9.00 and the average purchase price per share of $0.97. In addition, this Offering will establish a public market for the Common Stock and provide substantially increased liquidity to the existing shareholders for the shares of Common Stock that they will own after the completion of this Offering. See "Use of Proceeds," "Principal and Selling Shareholders" and "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $17,864,000, based upon an assumed initial offering price of $9.00 per share and after deducting underwriting discounts and estimated offering expenses ($21,253,850 if the Underwriters' over-allotment option is exercised in full and such shares are purchased from the Company). All shares purchased pursuant to the exercise of the Underwriters' over-allotment option, if any, will be sold by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

    The Company intends to use a portion of the net proceeds from this Offering to repay approximately $3.1 million of outstanding indebtedness (as of December 31, 1996) under its revolving line of credit, which bears interest at the bank's prime rate plus 0.50%. The remaining net proceeds will be used by the Company for general corporate purposes including working capital, development of new technologies and possible acquisitions of complementary businesses, products or technology, although no such acquisitions are being negotiated by the Company at the present time and there can be no assurance that such acquisitions will be made. Pending the use of the net proceeds for the above purposes, the Company intends to invest the net proceeds from this Offering in investment-grade, short-term, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has not paid cash dividends on its Common Stock to date and does not anticipate doing so in the foreseeable future. The Company currently intends to retain its earnings to provide funds for the operation and expansion of its business. In addition, the Company's current bank line of credit prohibits the payment of cash dividends on its capital stock without the bank's prior written consent. See Note 4 of the Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company as of December 31, 1996 (i) on a historical basis and (ii) as adjusted to give effect to the conversion of all of the Company's Preferred Stock into Common Stock and the application of the net proceeds from the sale of 2,200,000 shares of Common Stock offered by the Company hereby at an assumed initial offering price of $9.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements, and the notes thereto, included elsewhere herein.

                                                                                            DECEMBER 31, 1996
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(1)
                                                                                        ---------  --------------
                                                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents.............................................................  $      28    $   14,792
                                                                                        ---------       -------
                                                                                        ---------       -------

Long-term debt, net of current portion................................................  $   3,100    $   --

Convertible redeemable preferred stock
  Series A............................................................................        367        --
  Series B............................................................................      1,281        --
  Series C............................................................................      3,552        --

Shareholders' equity (1):
  Common stock, no par value, 25,000,000 shares authorized, 5,209,925 shares issued,
    9,746,498 shares issued as adjusted...............................................      2,085        25,149
  Retained earnings...................................................................      5,330         5,330
                                                                                        ---------       -------
    Total shareholders' equity........................................................      7,415        30,479
                                                                                        ---------       -------
    Total capitalization..............................................................  $  15,715    $   30,479
                                                                                        ---------       -------
                                                                                        ---------       -------

------------------------

(1) Excludes (i) 805,921 shares of Common Stock issuable pursuant to stock options outstanding at December 31, 1996 (of which options to purchase 472,431 shares are exercisable) with a weighted average exercise price of $1.18 per share and (ii) 17,046 shares of Common Stock issuable upon exercise of an outstanding warrant at a price of $4.40 per share. See "Management--Stock and Employee Benefit Plans," "Description of Capital Stock--Warrant" and Note 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of the Company as of December 31, 1996 was $12,446,000, or $1.65 per share. Pro forma net tangible book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the number of outstanding shares of Common Stock after giving effect to the conversion of all outstanding shares of the Company's Preferred Stock into Common Stock upon the completion of this Offering. Without taking into account any changes in such net tangible book value after December 31, 1996, other than to give effect to the sale of the 2,200,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $9.00 per share, pro forma net tangible book value of the Company as of December 31, 1996 would have been approximately $30,310,000 or $3.11 per share (after deducting the estimated underwriting discount and offering expenses payable by the Company). This represents an immediate increase in net tangible book value of $1.46 per share to existing shareholders and an immediate dilution of $5.89 per share to new investors. Dilution to new investors is determined by subtracting the net pro forma tangible book value per share after this Offering from the initial public offering price per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share...............................             $    9.00
  Pro forma net tangible book value per share before this Offering............  $    1.65
  Increase per share attributable to sale of Common Stock in this Offering....       1.46
                                                                                ---------
Pro forma net tangible book value per share after this Offering...............                  3.11
                                                                                           ---------
Dilution per share to new investors...........................................             $    5.89
                                                                                           ---------
                                                                                           ---------

    The following table summarizes, on a pro forma basis, as of December 31, 1996, the number of shares of Common Stock sold by the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Common Stock in this Offering at an assumed initial public offering price of $9.00 per share, before deducting the estimated underwriting discount and offering expenses payable by the Company.

                                                                                         TOTAL
                                                    SHARES PURCHASED(1)(2)           CONSIDERATION           AVERAGE
                                                   -------------------------   -------------------------      PRICE
                                                     NUMBER        PERCENT       AMOUNT        PERCENT      PER SHARE
                                                   -----------   -----------   -----------   -----------   -----------
Existing shareholders............................    7,546,498         77.4%   $ 7,285,000         26.9%   $     0.97
New investors....................................    2,200,000         22.6     19,800,000         73.1          9.00
                                                   -----------        -----    -----------        -----
    Total........................................    9,746,498        100.0%   $27,085,000        100.0%
                                                   -----------        -----    -----------        -----
                                                   -----------        -----    -----------        -----

------------------------
(1) Excludes (i) 805,921 shares of Common Stock issuable pursuant to stock options outstanding at December 31, 1996 (of which options to purchase 472,431 shares are exercisable) with a weighted average exercise price of $1.18 per share and (ii) 17,046 shares of Common Stock issuable upon exercise of an outstanding warrant at a price of $4.40 per share. See "Management--Stock and Employee Benefit Plans," "Description of Capital Stock--Warrant" and Note 7 of Notes to Consolidated Financial Statements.

(2) Sales by the Selling Shareholders in this Offering will reduce the number of shares of Common Stock held by existing shareholders to 7,046,498 shares or 72.3% of the total number of shares of Common Stock to be outstanding after this Offering, and will increase the number of shares held by new investors to 2,700,000 shares, or approximately 27.7% of the total number of shares of Common Stock to be outstanding after this Offering. See "Principal and Selling Shareholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The consolidated statement of operations data for each of the three years in the period ended June 30, 1996 and the consolidated balance sheet data at June 30, 1995 and 1996 are derived from consolidated financial statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and included elsewhere in this Prospectus. The consolidated statement of operations data for each of the two years in the period ended August 31, 1992 and the ten months ended June 30, 1993 and the consolidated balance sheet data at August 31, 1991 and 1992 and June 30, 1993 and 1994 are derived from audited consolidated financial statements not included in this Prospectus. The consolidated statement of operations data for the six months ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1996 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's consolidated operating results and financial position for such periods. The consolidated operating results for the six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or the fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Financial Data."


                                                                      TEN
                                                  YEAR ENDED         MONTHS              YEAR ENDED              SIX MONTHS ENDED
                                                  AUGUST 31,         ENDED                JUNE 30,                 DECEMBER 31,
                                              -------------------   JUNE 30,   ------------------------------   -------------------
                                                1991       1992     1993(3)      1994       1995       1996       1995       1996
                                              --------   --------   --------   --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.................................  $  8,004   $  9,855   $ 11,892   $ 34,044   $ 38,156   $ 47,226   $ 23,319   $ 27,233
  Cost of goods sold........................     4,344      5,535      7,044     22,890     27,041     31,145     15,379     17,421
                                              --------   --------   --------   --------   --------   --------   --------   --------
  Gross profit..............................     3,660      4,320      4,848     11,154     11,115     16,081      7,940      9,812
                                              --------   --------   --------   --------   --------   --------   --------   --------

  Operating expenses:
    Sales and marketing.....................     1,715      1,674      1,842      4,730      4,891      5,935      2,868      3,558
    Research and development................       852      1,982      1,660      3,402      3,076      3,697      1,908      2,095
    General and administrative..............     1,080      1,328      1,802      2,435      2,168      2,908      1,401      1,749
                                              --------   --------   --------   --------   --------   --------   --------   --------
                                                 3,647      4,984      5,304     10,567     10,135     12,540      6,177      7,402
                                              --------   --------   --------   --------   --------   --------   --------   --------
  Income (loss) from operations.............        13       (664)      (456)       587        980      3,541      1,763      2,410
  Interest income...........................        36         11         24         34         10          1         --          1
  Interest expense..........................        (2)        (3)       (11)      (248)      (214)      (155)       (63)      (135)
  Other income (expense), net...............        60        110         31        (17)        (6)        26         26          5
                                              --------   --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income taxes.........       107       (546)      (412)       356        770      3,413      1,726      2,281
  Provision for income taxes(1).............        --        (60)        72        219        269        254        614        913
                                              --------   --------   --------   --------   --------   --------   --------   --------
  Net income (loss).........................  $    107   $   (486)  $   (484)  $    137   $    501   $  3,159   $  1,112   $  1,368
                                              --------   --------   --------   --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------   --------   --------   --------
  Net income (loss) per share...............  $   0.02   $  (0.10)  $  (0.09)  $   0.02   $   0.07   $   0.40   $   0.14   $   0.17
                                              --------   --------   --------   --------   --------   --------   --------   --------
                                              --------   --------   --------   --------   --------   --------   --------   --------
  Shares used in computing net income (loss)
    per share(2)............................     4,641      4,726      5,695      7,137      7,405      7,850      7,853      8,196

                                                       AUGUST 31,                        JUNE 30,
                                                  --------------------  ------------------------------------------  DECEMBER 31,
                                                    1991       1992       1993       1994       1995       1996         1996
                                                  ---------  ---------  ---------  ---------  ---------  ---------  -------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................  $     436  $   1,170  $      79  $   1,332  $     101  $      19    $      28
  Working capital...............................      1,884      2,649      4,063      5,097      6,430     10,307       13,066
  Total assets..................................      3,186      4,280      8,950     14,329     14,453     19,771       23,004
  Long-term debt, net of current portion........         --         --      1,255        747      1,400      1,500        3,100
  Convertible redeemable preferred stock........      1,079      2,327      4,315      5,879      5,567      5,200        5,200
  Shareholders' equity..........................      1,395      1,100        682        900      1,767      5,858        7,415

------------------------
(1) The Company's effective tax rate for the year ended June 30, 1996 was affected in the fourth quarter of the year by a one-time tax valuation allowance adjustment, which reduced income tax expense and correspondingly increased net income by $997,000, or $0.13 per share. Without this adjustment, for the year ended June 30, 1996 net income and net income per share would have been $2,162,000 and $0.28, respectively.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing net income (loss) per share.

(3) In 1993, the Board of Directors approved a change in the Company's fiscal year to June 30 from August 31. Consequently, the consolidated financial statements for the period ended June 30, 1993 reflect ten months of actual results.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTION, "RISK FACTORS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    Overland designs, develops, manufactures, markets and supports magnetic tape data storage systems used by businesses for backup, archival and data interchange functions. The Company's products are based on three different half-inch magnetic tape technologies. In March 1996, the Company commenced shipment of the LXB, an automated tape library base unit and the first product in its LibraryXpress product line. The LXB is an expandable automated tape library based on DLT tape drive technology. The Company's second product line, TapeXpress, consists of 18 and 36-track products based on the IBM 3480/3490/3490E technologies. In addition, under its TapePro product line, the Company produces 9-track reel-to-reel tape drives which are used exclusively for data interchange. The Company also distributes a line of DLT products manufactured by Quantum and markets other items, including controller cards which connect its TapePro and TapeXpress products to personal computers, interchange software, storage management software supplied by third parties, spare parts and tape media.

    The Company was formed in 1980 and thereafter, through a series of financings and two acquisitions, the Company built its equity base and expanded its manufacturing and engineering capabilities. Initially, the Company marketed a controller card and software which enabled data interchange between personal computers and 9-track tape drives. In 1986, the Company became a VAR and bundled its products with 9-track tape drives manufactured by third parties. Through a private offering of Series A Preferred Stock in May 1989, the Company raised $1.1 million, which it used to develop and manufacture its own 9-track tape drives. In May 1992, to expand into the 18/36-track business, the Company acquired Mountain Engineering, Inc., an independent design team of 18-track products, for stock valued at $133,000. In July 1992, the Company raised an additional $1.3 million in a private offering of Series B Preferred Stock in order to fund product development. In May 1993, the Company acquired from Archive Corporation, a wholly owned subsidiary of Conner Peripherals, Inc. ("Conner"), in a transaction accounted for as a purchase (the "Cipher Acquisition"), all of the engineering, manufacturing and marketing rights of Cipher Data Products, Inc. ("Cipher") to the half-inch tape drive product lines (the 9-track "995" product and the 18-track "T480" product) with annual revenues of approximately $20 million. Total consideration for the Cipher Acquisition, which was completed in October 1993 of the next fiscal year, amounted to $8.3 million, consisting of $1 million of cash borrowed under the Company's revolving line of credit, $3.7 million under the subordinated installment note payable to Archive Corporation (the "Archive Note"), and $3.6 million of Series C Preferred Stock.

RESULTS OF OPERATIONS

    The following tables set forth items in the statements of operations as a percentage of net sales for the periods presented:

                                                                        FISCAL YEAR ENDED                SIX MONTHS ENDED
                                                                            JUNE 30,                       DECEMBER 31,
                                                              -------------------------------------  ------------------------
STATEMENTS OF OPERATIONS                                         1994         1995         1996         1995         1996
                                                              -----------  -----------  -----------  -----------  -----------
 Net sales..................................................      100.0%       100.0%       100.0%       100.0%       100.0%
    Cost of goods sold......................................       67.2         70.9         65.9         66.0         64.0
                                                                  -----        -----        -----        -----        -----
    Gross profit............................................       32.8         29.1         34.1         34.0         36.0
                                                                  -----        -----        -----        -----        -----

  Operating expenses:
    Sales and marketing.....................................       13.9         12.8         12.6         12.3         13.1
    Research and development................................       10.0          8.1          7.8          8.2          7.7
    General and administrative..............................        7.1          5.7          6.2          6.0          6.4
                                                                  -----        -----        -----        -----        -----
                                                                   31.0         26.6         26.6         26.5         27.2
                                                                  -----        -----        -----        -----        -----
    Income from operations..................................        1.8          2.5          7.5          7.5          8.8
    Interest and other, net.................................       (0.7)        (0.5)        (0.3)        (0.1)        (0.4)
                                                                  -----        -----        -----        -----        -----
    Income before income taxes..............................        1.1          2.0          7.2          7.4          8.4
    Provision for income taxes..............................        0.7          0.7          0.5          2.6          3.4
                                                                  -----        -----        -----        -----        -----
    Net income..............................................        0.4%         1.3%         6.7%         4.8%         5.0%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

                                                                        FISCAL YEAR ENDED                SIX MONTHS ENDED
                                                                            JUNE 30,                       DECEMBER 31,
                                                              -------------------------------------  ------------------------
PRODUCT MIX TABLE                                                1994         1995         1996         1995         1996
                                                              -----------  -----------  -----------  -----------  -----------
 Company products:
    LibraryXpress...........................................         --%          --%         2.6%          --%        19.6%
    36-track................................................         --          6.1         19.6         14.9         30.6
    18-track................................................       15.6         20.3         15.3         15.0         14.4
    9-track.................................................       70.0         48.0         29.4         33.7         21.2
    Spare parts, controllers, other.........................        7.8          7.0         10.3          8.6          7.5

  Other parts:
    DLT distributed products................................        2.1         17.8         21.5         25.6          6.5
    Hewlett-Packard distributed products....................        4.5          0.8          1.3          2.2          0.2
                                                                  -----        -----        -----        -----        -----
  Total.....................................................      100.0%       100.0%       100.0%       100.0%       100.0%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED TO 1995

    NET SALES. The Company's net sales of $27.2 million in the first six months of fiscal year 1997 (the "1997 First Half") grew by $3.9 million or 16.8% over net sales of $23.3 million in the first six months of fiscal year 1996 (the "1996 First Half"). This sales growth was attributable primarily to new product introductions, partially offset by declines in the dollar amount of Quantum DLT products distributed by the Company as well as declines in 9-track sales. In March 1996, the Company began shipments of the LXB, the first product in its new LibraryXpress product line, which contributed sales of $5.4 million in the 1997 First Half. The Company expects this product and follow-on LibraryXpress products to generate a significant portion of its revenues in fiscal year 1997. Offsetting this increase, however, there was a $4.2 million decline in sales of DLT distributed products from $6.0 million in the 1996 First Half to $1.8 million in the 1997 First Half. This decline resulted from the Quantum DLT products becoming commodities in the marketplace and the availability of these products from other suppliers at prices below those offered by the Company. In addition, a majority of the sales of the Quantum DLT 4500/4700 loaders have been replaced by sales of the Company's own LibraryXpress products. The Company expects these trends to continue. Sales of the Company's 36-track products of $8.3 million in the 1997 First Half grew by $4.8 million or 137.1% from $3.5 million in the 1996 First Half. This growth resulted principally from increased sales of the L490E, mainly to DEC and IBM, and sales attributable to the introduction of two new 36-track products, the L60E in November 1995 and the T490E in March 1996. The Company expects that revenues from its 36-track products will increase as shipments to IBM are expected to grow in the second half of fiscal year 1997. Sales of 18-track products of $3.9 million in the 1997 First Half grew by 11.4% over $3.5 million in the 1996 First Half. Shipments of 18-track products were constrained in the fourth quarter of fiscal year 1996 due to a shortage of read-write head components, which shortage was substantially resolved during the first quarter of fiscal year 1997. Without the realization of the delayed sales related to this shortage, 18-track sales in the 1997 First Half would have remained level in comparison to the prior year. However, the Company expects an upward migration by its customers during the remainder of fiscal year 1997 from 18-track products to 36-track products which are 18-track compatible. Sales of 9-track products of $5.8 million in the 1997 First Half fell by $2.5 million or 30.1% from $8.3 million in the 1996 First Half. The decline across most of the 9-track products reflected the general maturity of the 9-track technology, a trend which the Company expects to continue in the foreseeable future. The Company made end-of-life announcements during the 1997 First Half on certain 9-track products which will reduce 9-track product offerings to four by the end of the third quarter of fiscal year 1997.

    GROSS PROFIT. The Company's gross profit amounted to $9.8 million in the 1997 First Half, compared to $7.9 million in the 1996 First Half, representing gross margins of 36.0% and 34.0%, respectively. The increased profitability resulted from higher margins on newly introduced products, principally the LXB and the reduction in sales of DLT distributed products at substantially lower margins than the Company's other products. The Company does not believe that this higher gross margin level will be maintained because of the expected growth in sales of 36-track products to IBM, generally at lower margins.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses amounted to $3.6 million or 13.1% of net sales in the 1997 First Half compared to $2.9 million or 12.3% of sales in the 1996 First Half. The increased level of expenditures is principally related to the Company's introduction of its new LibraryXpress product line.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses amounted to $2.1 million or 7.7% of net sales in the 1997 First Half, compared to $1.9 million or 8.2% of net sales in the 1996 First Half. During fiscal year 1996, development efforts focused on the LXB. In the 1997 First Half, the focus shifted to the follow-on products in the LibraryXpress product line and to refinements of the 36-track products which the Company began shipping to IBM in the second quarter of fiscal year 1997. Expenses were also incurred in the 1996 First Half and the 1997 First Half relating to the development of a completely new tape recording technology which the Company expects will be the basis for a new product line. The Company intends to continue this development during the remainder of fiscal year 1997 and anticipates spending 7% to 8% of net sales on research and development during such year.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses amounted to $1.7 million or 6.4% of net sales in the 1997 First Half, up from $1.4 million or 6.0% of sales in the 1996 First Half. This higher level of expenses in the 1997 First Half resulted from an increase in support personnel, including an expansion of the Company's data processing department, as well as higher levels of consulting fees and computer related expenses.

    INTEREST EXPENSE. Net interest expense amounted to $134,000 in the 1997 First Half and was comprised principally of interest related to borrowings under the Company's revolving bank line of credit. Average borrowings during the 1997 First Half amounted to $2.9 million. In the 1996 First Half, net interest expense amounted to $63,000 consisting of $38,000 of interest expense related to average bank borrowings of $1.0 million and $25,000 related to the final installment of the Archive Note. The Archive Note was repaid in full in November 1995.

    INCOME TAXES. The Company's provision for state and federal income taxes in the 1997 First Half amounted to $913,000 for an effective tax rate of 40%, which the Company believes to be representative of its normalized effective tax rate. In the 1996 First Half, the tax provision amounted to $614,000 for an effective tax rate of 36%.

FISCAL YEAR 1996 COMPARED TO 1995

    NET SALES. The Company's net sales of $47.2 million in fiscal year 1996 grew by $9.0 million or 23.6% over net sales of $38.2 million in fiscal year 1995. This sales growth was driven by new product introductions which more than offset declines in both 18-track and 9-track sales. In particular, the first shipments of the LXB, the base unit product in the Company's new LibraryXpress product line, were made in March 1996. Shipments of the LXB during the last four months of fiscal year 1996 generated $1.2 million in sales. An additional $3.4 million in fiscal year 1996 growth was generated from a 50.0% increase in sales of DLT distributed products, including the DLT 4500/4700 loaders which were introduced during the year by Quantum. The largest portion of sales growth, $7.0 million, was reported in the Company's 36-track products, with fiscal year 1996 sales of $9.3 million growing to four times its fiscal year 1995 level of $2.3 million. This growth was the result of (i) strong sales of the inaugural 36-track product, the L490E, which was introduced midway through fiscal year 1995, and (ii) two new 36-track product introductions, the 60-cartridge L60E, which began shipping in November 1995, and the single cartridge T490E, which began shipping in March 1996. In the 18-track product line, sales declined by 6.8% in fiscal year 1996, reflecting the market's general migration to 36-track products. Sales of 9-track products of $14.4 million in fiscal year 1996 declined by $4.2 million or 22.6% from $18.6 million in fiscal year 1995, reflecting the general maturity of the 9-track technology. Finally, fiscal year 1996 sales of controllers, spare parts, software and other products amounted to $4.9 million, an increase of 81.5% over the fiscal year 1995 level of $2.7 million. This growth was attributable to increased sales of spare parts and tape media, mainly DLT tape.

    GROSS PROFIT. The Company's gross profit amounted to $16.1 million in fiscal year 1996, up from $11.1 million in fiscal year 1995, and represented gross margins of 34.1% and 29.1%, respectively. The increased profitability resulted from higher margins on newly introduced products, and improved margins on DLT distributed product because more product was sold through the VAR and European channels compared to a concentration in the distributor channel in the prior year. In addition, fiscal year 1996 gross margins were significantly improved on 18-track products as material cost savings were realized from an investment in re-engineering certain electrical components.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses amounted to $5.9 million or 12.6% of net sales in fiscal year 1996 compared to $4.9 million or 12.8% of sales in 1995. This increase in total expenditures resulted from costs needed to support the higher sales level, including salaries and benefits, sales commissions, advertising and promotion and travel and related costs. In addition, higher costs were incurred for prototype units, advertising and promotions related to new product introductions.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses amounted to $3.7 million or 7.8% of net sales in fiscal year 1996 compared to $3.1 million or 8.1% of net sales in 1995. The increased expenses related to the development of the Company's two new 36-track products, the T490E and the L60E, and to a greater extent, the development of the new LibraryXpress products. The development of the two 36-track products required a lower level of expense than the LibraryXpress products because they were derivative products using common electrical components and robotics. The Company also incurred expenses in fiscal year 1996 related to the development of a new tape recording technology and coding scheme using the partial response maximum likelihood concept.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses amounted to $2.9 million or 6.2% of net sales in fiscal year 1996 compared to $2.2 million or 5.7% of net sales in 1995. The higher level of expenses in 1996 included legal fees related to the filing of a number of patent applications, increased bad debt reserves related to the higher level of sales and increased facility costs and computer related expenses.

    INTEREST EXPENSE. Net interest expense amounted to $154,000 in fiscal year 1996 and included $124,000 of interest expense related to borrowings under the Company's revolving bank line of credit and $30,000 of interest expense related to the final installment of the Archive Note which was repaid in full in November 1995. Average borrowings under the Company's bank line of credit in fiscal year 1996 amounted to $1.4 million. In fiscal year 1995, net interest expense amounted to $204,000 consisting of $214,000 of interest expense and $10,000 of interest income. The portion of the interest expense relating to the Archive Note amounted to $145,000 and the remaining $69,000 of interest expense related to borrowings under the Company's revolving bank line of credit, which borrowings averaged $725,000 in fiscal year 1995.

    INCOME TAXES. The Company's fiscal year 1996 provision for state and federal income taxes amounted to $254,000 or an effective tax rate of 7.4%. In fiscal year 1995, the tax provision amounted to $269,000 resulting in a more normalized effective tax rate of 35%. The low tax rate in 1996 was the result of the release of a deferred tax valuation allowance of $997,000 in the fourth fiscal quarter. As discussed in Note 5 to the Consolidated Financial Statements, in prior years the Company established the reserve in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that a valuation allowance be recorded "when it is more likely than not" that any portion of a deferred tax asset will not be realized. The reserve had been established to reduce the net deferred tax asset to a minimal amount, because of the Company's past history of operating losses and marginal profitability and due to the inherent uncertainty in forecasts of future events and operating results. However, in the fourth quarter of fiscal year 1996, due to the significant profitability in that quarter and based on management's expectations of future results, the Company determined that it was more likely than not that deferred tax assets would be realized through future taxable earnings or alternative tax strategies. As a result, the valuation allowance was reduced to zero in that quarter.

FISCAL YEAR 1995 COMPARED TO 1994

    NET SALES. The Company's net sales of $38.2 million in fiscal year 1995 grew by $4.2 million or 12.4% over net sales of $34.0 million in fiscal year 1994. Sales growth in DLT distributed products and in 36 and 18-track products more than offset a decline in 9-track sales. The Company began distributing DLT products in December 1993, midway through fiscal year 1994. Sales of DLT products grew rapidly in the succeeding year and rose from $723,000 in fiscal year 1994 to $6.8 million in fiscal year 1995. In December 1994, the Company introduced the L490E, its first 36-track product. Shipments of this new product during the remainder of fiscal year 1995 amounted to $2.3 million. In the 18-track product line, sales of $7.7 million in fiscal year 1995 grew by $2.4 million or 45.3% over net sales of $5.3 million in fiscal year 1994. This growth was also the result of new product introductions, including the T490 single cartridge 18-track product developed for DEC, which began shipping in April 1994, and the L490, the Company's 10-cartridge 18-track product which began shipping in December 1994. Sales of 9-track products of $18.6 million in fiscal year 1995 fell by $6.8 million or 26.8% from $25.4 million in fiscal year 1994, despite the addition of $13.8 million in 9-track sales in fiscal year 1994 from the acquisition of the 995 product.

    GROSS PROFIT. The Company's gross profit amounted to $11.1 million in both fiscal year 1995 and 1994, while the gross margin declined to 29.1% in 1995 compared to 32.8% in 1994. The largest factor contributing to the decline was the increase in sales of DLT distributed product through distributor and VAR channels at relatively low margins. Typical of distributor margins, sales of DLT products through the distributor and VAR channels were made at 23% margins in 1994 and 21% margins in 1995. The application of these lower margins to DLT revenues which grew from $723,000 in fiscal year 1994 to

$6.8 million in fiscal year 1995 caused the reduction in overall gross margins. The reduction in the concentration of OEM sales and the increase in international sales partially offset this decline.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses amounted to $4.9 million or 12.8% of net sales in fiscal year 1995 compared to $4.7 million or 13.9% of net sales in 1994. Such expenses did not grow proportionately to sales in fiscal year 1995, because fiscal year 1994 included a relatively higher level of spending for advertising and promotions pertaining to new product introductions.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses amounted to $3.1 million or 8.1% of net sales in fiscal year 1995, down from $3.4 million or 10.0% of net sales in 1994. The higher level of spending in 1994 related to the concurrent development of three new products (T490, L490 and L490E), and the merging of the Overland and Cipher technologies, which included the development of a common electrical and firmware set and investment in tooling, ASIC development and other non-recurring expenditures.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses amounted to $2.2 million or 5.7% of net sales in fiscal year 1995, down from $2.4 million or 7.1% of net sales in 1994. The level of expenses in fiscal year 1994 were higher because they included certain costs relating to the relocation of the Company's headquarters and manufacturing facilities.

    INTEREST EXPENSE. Net interest expense amounted to $204,000 in fiscal year 1995 and consisted of $145,000 of interest expense relating to the Archive Note, $69,000 of interest expense related to borrowings under the Company's revolving bank line of credit and $10,000 of interest income. In fiscal year 1994, net interest expense of $214,000 consisted of $248,000 of interest expense related principally to the Archive Note and $34,000 of interest income.

    INCOME TAXES. The Company's fiscal year 1995 provision for state and federal income taxes amounted to $269,000 or an effective tax rate of 35%. In fiscal year 1994, the tax provision amounted to $219,000 resulting in an effective tax rate of 62%. The higher tax rate in 1994 resulted from the increase in the deferred tax valuation allowance, offset partially by research and development tax credits.

LIQUIDITY AND CAPITAL RESOURCES

    During fiscal year 1996, the Company generated $841,000 of cash from operating activities, received $565,000 from the sale and issuance of Common Stock to the Company's employees and borrowed an additional $100,000 against the Company's bank line of credit. The Company also spent $841,000 on capital expenditures and made the final installment payment on the Archive Note. These activities caused a decrease in the Company's cash balance of $82,000 to a balance of $19,000 at June 30, 1996.

    The Company's working capital increased to $10.3 million at June 30, 1996, up from $6.4 million at June 30, 1995. The increased working capital was needed to support the growth in revenues and consisted of higher receivable balances, which grew from $6.3 million at June 30, 1995 to $7.2 million at June 30, 1996, and higher inventory balances, which grew from $5.4 million to $8.4 million at such dates, respectively. Deferred tax assets also rose by $1.2 million during fiscal year 1996. Offsetting these increases in current assets, there was an increase in accounts payable and accrued liabilities/compensation totaling $2.3 million. The Company's working capital increased further to $13.1 million at December 31, 1996. This increase included growth of $1.5 million in both accounts receivable and inventories to support the higher rate of revenues experienced during the 1997 First Half. As a result of this growth, a total of $841,000 in cash was used in operating activities during the 1997 First Half.

    The Company has a bank line of credit of up to $5 million based upon eligible accounts receivable, with interest on borrowed funds at the bank's prime rate plus 0.5%. See Note 4 of Notes to the Consolidated Financial Statements. The bank line of credit is collateralized by substantially all of the Company's assets and expires in November 1998. The related credit agreement prohibits the payment of dividends without prior approval of the lender and requires the Company to maintain certain financial ratios including working capital and net worth ratios, all of which the Company has satisfied for the periods presented. As of December 31, 1996, the Company had outstanding borrowings thereunder of $3.1 million and had additional borrowing capacity of $1.9 million. The Company has negotiated additional bank financing of up to $2 million in the form of a term loan which is available to finance capital expenditures.


    The Company currently expects to make capital expenditures of approximately $2 million during the remainder of fiscal year 1997. As of December 31, 1996, the Company had outstanding capital commitments of approximately $500,000. The Company believes that the net proceeds from this Offering, the funds expected to be generated from operations, its bank line of credit and the pending capital expenditure line will provide sufficient cash to fund its working capital needs and planned capital expenditures for the foreseeable future. See "Use of Proceeds."

INFLATION

    Inflation has not had a significant negative impact on the Company's operations during the periods presented. With the exception of its OEM contracts, which contain fixed pricing for up to one year, the Company has historically been able to pass on to its customers increases in raw material prices caused by inflation. There can be no assurance, however, that the Company will be able to continue to pass on any future increases should they occur. Although the Company's exposure to the effects of inflation will be magnified by the expected increase in OEM business, the Company believes that its continuous efforts at material and labor cost reductions will minimize such effects.

SELECTED QUARTERLY FINANCIAL DATA

    The following table presents selected quarterly financial information for the periods indicated. This information has been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period.

                                                                   QUARTERS ENDED
                         --------------------------------------------------------------------------------------------------
                                    FISCAL YEAR 1995                        FISCAL YEAR 1996              FISCAL YEAR 1997
                         --------------------------------------  --------------------------------------  ------------------
                         SEPT. 30  DEC. 31   MAR. 31   JUNE 30   SEPT. 30  DEC. 31   MAR. 31   JUNE 30   SEPT. 30  DEC. 31
                           1994      1994      1994      1995      1995      1995      1996      1996      1996      1996
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net sales............... $ 8,854   $ 9,169   $ 9,657   $10,476   $11,023   $ 12,296  $10,889   $13,018   $12,013   $ 15,220
Cost of goods sold......   6,261     6,628     6,947     7,205     7,098      8,281    7,254     8,512     7,573      9,848
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Gross profit............   2,593     2,541     2,710     3,271     3,925      4,015    3,635     4,506     4,440      5,372
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

Other expenses:
  Sales and marketing...   1,205     1,407     1,112     1,167     1,439      1,429    1,542     1,525     1,780      1,778
  Research and
    development.........     776       779       671       850       977        931      858       931     1,116        979
  General and
    administrative......     518       573       484       593       750        651      742       765       951        798
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                           2,499     2,759     2,267     2,610     3,166      3,011    3,142     3,221     3,847      3,555
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Income (loss) from
  operations............      94      (218)      443       661       759      1,004      493     1,285       593      1,817
Interest, net...........     (54)      (60)      (49)      (41)      (29)       (32)     (38)      (55)      (57)       (77)
Other income (expense),
  net...................     (20)        1        21        (8)       14         10       (6)        8         5         --
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Income (loss) before
  income taxes..........      20      (277)      415       612       744        982      449     1,238       541      1,740
Provision for income
  taxes.................      12       (94)      141       210       272        342      165      (525)      217        696
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income (loss)....... $     8   $  (183)  $   274   $   402   $   472   $    640  $   284   $ 1,763   $   324   $  1,044
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                         --------  --------  --------  --------  --------  --------  --------  --------  --------  --------

    Revenues in the Company's third quarter ended March 31, 1996 of $10.9 million declined by $1.4 million or 11.4% from the sales in the previous quarter of $12.3 million. During this quarter, the Company, as well as many of its competitors, experienced a general slow-down in the marketplace. In addition, the Company's sales of Quantum DLT drives which the Company distributes were limited by a supply shortage of these drives which also delayed introduction of the Company's new LXB product.

    Revenues in the Company's 1997 First Quarter of $12.0 million declined by $1.0 million or 7.7% from the sales in the previous quarter of $13.0 million. The reduction in sales was caused by a supply constraint with the read-write heads for its 18-track products and a decrease in sales of distributed Quantum DLT products in light of increased price competition. Income from operations was also reduced in the 1997 First Quarter because of higher advertising and promotional spending related to new product introductions and a higher level of research and development spending for product enhancements. An alternate supplier was subsequently qualified for the 18-track heads.

    The Company's results can fluctuate substantially from time to time for various reasons. All of the markets served by the Company are volatile and subject to market shifts, which may or may not be discernible in advance by the Company. A slowdown in the demand for workstations, mid-range computer systems and networks could have a significant adverse effect on the demand for the Company's products in any given period. The Company has experienced delays in receipt of purchase orders and, on occasion, anticipated purchase orders have been rescheduled or have not materialized due to changes in customer requirements. The Company's customers may cancel or delay purchase orders for a variety of reasons, including the rescheduling of new product introductions, changes in their inventory practices or forecasted demand, general economic conditions affecting the computer market, changes in pricing by the Company and its competitors, new product announcements by the Company or others, quality or reliability problems related to the Company's products, or selection of competitive products as alternate sources of supply. In addition, because a large portion of the Company's sales are generated by its European distributor channel (20% in fiscal year 1996), the first fiscal quarter (July through September) is impacted by seasonally slow European orders, reflecting the summer holiday period in Europe. The Company's operations may reflect substantial fluctuations from period to period as a consequence of such industry shifts, price erosion, general economic conditions affecting the timing of orders from customers, as well as other factors discussed herein. In particular, the Company's ability to forecast sales to distributors and VARs and, increasingly to OEMs, is especially limited as such customers typically provide the Company with relatively short order lead times or are permitted to change orders on short notice, respectively. A portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. The Company's gross profit has fluctuated and will continue to fluctuate quarterly and annually based upon a variety of factors such as the level of utilization of the Company's production capacity, changes in product mix, average selling prices, demand or manufacturing yields, increases in production and engineering costs associated with initial production of new programs, changes in the cost of or limitations on availability of materials and labor shortages. Gross margin also is affected by fluctuations in the cost of components. During fiscal year 1996, approximately 10% of cost of goods sold consisted of components purchased from suppliers in Singapore and Malaysia. An adverse foreign exchange movement of the U.S. dollar versus the Singapore dollar or other currency, or the imposition of import restrictions or tariffs by the U.S. government on products or components, could have a material adverse effect on the Company's business, financial condition and results of operations. During the first half of fiscal year 1997, the Company reported a gross margin of 36% which was higher than its average quarterly gross margin during fiscal years 1994, 1995 and 1996. Management does not believe that this gross margin level, which was positively affected by an increase in the sales of the LibraryXpress and a decrease in sales of distributed product, will be maintained. Generally, new products have higher gross margins than more mature products. Therefore, the Company's ability to introduce new products in a timely fashion is an important factor to its profitability. Based upon all of the foregoing, the Company believes that period-to-period comparisons of its revenues and operating results will continue to fluctuate and are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, in some future quarter the Company's revenues and operating results could be below the expectations of public market analysts or investors, which could result in a material adverse effect on the price of the Common Stock.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTION, "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

COMPANY

    Overland designs, develops, manufactures, markets and supports magnetic tape data storage systems used by businesses for backup, archival and data interchange functions. The Company primarily offers three product lines--LibraryXpress, TapeXpress and TapePro--which are designed to meet the data storage needs of client/server networks, workstations, minicomputers and personal computers. Overland believes that it is well positioned to take advantage of the rapidly increasing demand for storage capacity, particularly that created by the growth in client/server networks. To address this growing network storage demand, Overland introduced the LXB in March 1996, the first product of its LibraryXpress line of automated tape libraries. In August 1996, BYTE Magazine selected the LXB as the "Best Overall DLT Tape Library." The Company believes that, with the anticipated delivery of the LXG control unit during the first quarter of calendar year 1997, LibraryXpress will constitute the first automated tape library in its capacity class that is truly "scalable" in that it is designed to allow end-users to reconfigure specific combinations of drives and cartridges as their storage requirements change without having to replace their existing Overland equipment. Management believes that LibraryXpress has significant market potential because it is designed to enable companies to increase their storage capacity in a cost effective manner as their businesses grow.

    The Company's TapeXpress product line consists of 18/36-track tape drives and loaders based on an IBM standard and, in October 1996, IBM selected the Company to be a supplier of 36-track products. With its TapePro product line, Overland is a leading supplier of 9-track reel-to-reel products used in data interchange. In addition, the Company distributes a line of DLT-based products manufactured by Quantum and markets various other products, including controller cards which connect its tape drives to personal computers, interchange software developed by the Company, storage management software supplied by third parties, spare parts and tape media. With the exception of the tape drives in its LibraryXpress product line, all of the Company's products are designed and manufactured in-house. The Company's products combine electro-mechanical robotics, electronic hardware and firmware, which are developed by the Company with an emphasis on efficiency of design, functionality and reliability.

    Overland's principal executive offices are located at 8975 Balboa Avenue, San Diego, California, 92123-1599. Its telephone number is (619) 571-5555.

HISTORY

    Overland was formed in 1980 and became a VAR in 1986, when it began providing customers with a total data storage solution by bundling its controller cards and software with third-party 9-track tape drives. In 1991, the Company recruited professional senior management and expanded its manufacturing and development operations. Since that time, Overland has experienced rapid growth, with revenue and operating income increasing at compound annual growth rates (for the five-year period ended June 30, 1996) of 43% and 207%, respectively. The Company's most significant source of growth occurred in 1993 when it acquired certain Cipher 9-track and 18-track product lines from Archive Corporation, a wholly owned subsidiary of Conner, which increased the Company's annual revenues by approximately $20 million.

    Throughout its history, the Company has designed and developed innovative product offerings beginning with (i) the first controller card to allow personal computers to connect to 9-track tape drives, thereby facilitating data interchange between personal computers and mainframes or minicomputers, and (ii) DataTools, a specialized software package which facilitates data interchange. In 1989, the Company began developing TapePro, the first truly desktop-based 9-track tape drive. Overland's internal development efforts and its acquisition of the Cipher product lines led to the introduction of its 18 and 36-track product lines. In March 1996, the Company commenced shipment of the LXB, the first product in the LibraryXpress product line.

INDUSTRY OVERVIEW

    The data storage industry has experienced rapid growth in recent years in response to the significant increase in the amount of electronically stored data. Overland believes that this growth will continue due to (i) the introduction of increasingly powerful computing platforms, (ii) the spreading use of computers for tasks that previously were performed manually, (iii) the increasing number, size, bandwidth and complexity of computer networks, particularly client/server networks, (iv) the rapid growth of data-intensive applications and (v) the growth of intranet and Internet based computing. In addition, emerging data-intensive applications, such as still image, motion video, check imaging, and other multimedia and character recognition uses, are accelerating the demand for data storage solutions.

    Corporations, governments and other large enterprises increasingly are recognizing the critical nature and strategic importance of stored data and the need to safely backup and efficiently manage that data. These enterprises are demanding data storage solutions which provide fast and reliable storage and retrieval capabilities for rapidly increasing amounts of data. In addition, business managers are increasingly perceiving data to be critical at a company-wide level as opposed to only being important at the individual workstation level. As a result, central management of data has increased both in distributed and centralized client/server environments. Centralization of storage has also become more desirable because of cost factors.

    The Company believes that the factors noted above will greatly increase the number of sites worldwide requiring large amounts of backup and, therefore, the need for advanced storage solutions. According to Strategic Research Corp., a storage management industry consultant, the number of centralized storage sites worldwide requiring more than 200GB backup is projected to grow from approximately 116,000 sites in 1996 to 660,000 sites by the year 2000.

    Current data storage solutions provide secure, high capacity data repositories based primarily on three technologies--magnetic tape, magnetic disk and optical disk. Magnetic tape remains the most cost-effective storage medium (at approximately one-fifth of the cost per megabyte stored as compared to magnetic and optical disk), and is used most often for backup and archival functions. Magnetic disk and optical disk provide relatively quick access to stored data and are generally used for online and immediately offline storage functions. Utilization of magnetic tape for backup, archive and data interchange historically has required a high degree of human intervention, the cost of which is reduced in a centralized storage environment, particularly those that utilize automated tape storage systems. In addition, as the amount of data has grown, the backup "window," or amount of time allocated to backup, has continued to decrease, which has heightened demand for greater backup performance as companies require less downtime from their computer systems. Consequently, tape libraries have been developed which provide multiple drives in order to increase throughput, multiple cartridges in order to increase data capacity and the capability to function unattended in both backup and restore modes. According to Strategic Research Corp., the quantity of tape libraries sold worldwide will grow from an estimated 32,000 units in 1996 to 94,700 units in the year 2000.

    The Company believes that market demand is growing especially for expandable or "scalable" tape libraries because managers increasingly face difficulties in predicting their needs for data storage and backup. Scalability allows the end-user to satisfy its current data storage requirements and protect its original investment when faced with handling future growth, because scalability permits the end-user to buy only the storage equipment that is presently needed. Scalability then allows the end-user to add to this configuration in a manner that incorporates and fully utilizes the previously purchased equipment.

COMPANY STRATEGY

    Overland intends to continue building a leadership position in the magnetic tape segment of the data storage industry. The Company believes that it possesses certain core competencies which will help it attain this leadership position, including: (i) advanced knowledge of hardware/software integration and connectivity, due to its experience in designing and developing both tape drives and libraries; (ii) experience in the magnetic tape industry, particularly with respect to innovative mechanical, electrical and firmware designs; (iii) comprehensive understanding of, and close contact with, end-user needs; and (iv) experienced management and developed management processes in each functional area of its business operations. The Company intends to leverage these core competencies in the execution of its business strategy, which includes the following elements:

    - EMPHASIZE DEVELOPMENT OF ADVANCED STORAGE SOLUTIONS. Overland invests extensively in research and development in order to deliver technologies for the "next generation" of magnetic tape drives and automated tape libraries. The Company intends to continue its research and development efforts in areas that build upon its manufacturing, engineering and operational strengths in order to offer products which serve emerging data storage needs.

    - MAINTAIN LEADERSHIP IN PRODUCT RELIABILITY. The Company believes that product dependability is crucial, given the critical nature of its customers' information and the frequent operation of backup systems during hours when few personnel are available to address problems. Overland believes that it has achieved a reputation for reliability and intends to continue to develop and offer high quality and reliable products. The Company augments this product reliability by providing comprehensive technical support to its customers, including online technical assistance and engineering support for more complex applications.

    - LEVERAGE CLOSE RELATIONSHIPS WITH END-USERS. The Company believes that its interaction with end-users enables it to better understand the evolving product and application needs of its customers. Overland intends to continue its close contact with end-users by selling its products directly to them, by involving them in ongoing market research activities regarding future products, and by responding to their technical support requirements.

    - FURTHER DEVELOP WORLDWIDE DISTRIBUTION. The Company believes that the range of data storage solutions provided by its three primary product lines offers significant international sales opportunities. Overland intends to increase the number of distributors in its existing international markets, develop additional distribution channels in these markets for new product introductions and establish appropriate distribution channels for its current and future products in new international markets.

    - HARVEST LEGACY MARKETS. The markets served by the Company's 9-track and 18-track product lines are characterized by mature technologies and large installed customer bases. Overland intends to capitalize on its position in these markets in order to capture additional market share and expects to realize improved operating margins as such products require limited research and development support as compared to newer technology.

    - PURSUE ALLIANCES OR ACQUISITIONS. Overland believes that it may be able to expand and increase the value-added component of its product offerings through alliances with, or acquisitions of, complementary businesses. The Company intends to evaluate strategic product and technology acquisitions and may pursue second source manufacturing arrangements to further capitalize upon its engineering, manufacturing and quality process capabilities.

PRODUCTS

    The Company produces tape drives, tape loaders and automated tape libraries based on removable tape technologies. A tape drive is a device used to read or write data to a single magnetic tape cartridge or reel on multiple tracks of the tape. A tape loader includes a single tape drive and contains multiple tape cartridges which can be randomly accessed, thus permitting unattended backup of larger data sets. The backup and restore process of a tape loader can also be handled randomly in order to write or read a specific data file to or from a given cartridge. A tape library is a tape loader with multiple drives. Both tape loaders and tape libraries house tape cartridges and utilize an electro-mechanical robotic mechanism to manipulate the tape cartridges, loading and unloading specific tape cartridges into and out of the tape drive or drives as directed by the storage management software.

    The Company currently provides turnkey data storage solutions to its customers in distinct markets through three product lines that utilize three generations of half-inch magnetic tape technologies. The network backup market is served by LibraryXpress, the Company's DLT-based automated tape library product line, which provides automated backup as companies migrate to enterprise-wide client/server networks. The mid-range data interchange and backup market is served by TapeXpress, the Company's 18/36-track product line. The desktop data interchange market is served by TapePro, the Company's 9-track product line, which targets personal computer and workstation users who need access to data created on legacy systems.

    The LibraryXpress product line combines electro-mechanical robotics, electronic hardware and firmware developed by the Company, with industry standard tape drives supplied by Quantum, into a desktop or rack-mount configuration. Overland's standalone tape drives and loaders also incorporate designs of electro-mechanical robotics, electronic hardware and firmware developed by the Company. When operated in conjunction with storage management and interchange software, the Company's products provide a wide range of data storage solutions for client/server networks, personal computers, workstations and mid-range computers.

    Each of the Company's products is installed on specific computer platforms with the appropriate backup, data interchange or storage management software. Overland actively works with a number of backup and storage management software companies to confirm that its products are properly supported. Currently, more than 40 different software packages support the Company's products. For example, on the Novell Netware and Microsoft Windows NT platforms, the software packages include products from Cheyenne Software, Seagate Software, Inc. (Arcada and Palindrome), Legato Systems Incorporated ("Legato Systems"), and STAC Inc. On UNIX platforms, the software packages include products from Legato Systems, IBM, Cheyenne Software and Peripheral Device Corporation.

    The following table summarizes the performance and configuration specifications of the products in the Company's three product lines:

                                    NUMBER         NUMBER
                        TAPE        OF TAPE        OF TAPE           DATA          DATA
      PRODUCT        TECHNOLOGY     DRIVES       CARTRIDGES        RATE(1)      CAPACITY(1)  PLATFORMS(2)
-------------------  -----------  -----------  ---------------  --------------  -----------  ------------
LIBRARYXPRESS(3):
  LXB-2110/2210          DLT        1 to 2           10         4.5/9.0 GB/hr     150 GB        N,W,M
  LXB-4110/4210          DLT        1 to 2           10         5.4/10.8 GB/hr    200 GB        N,W,M
                                                                  18.0/36.0
  LXB-7110/7210          DLT        1 to 2           10             GB/hr         350 GB        N,W,M
  LXG-16(4)              DLT          N/A            16              N/A        240-560 GB      N,W,M
  LXC-16(4)              DLT          N/A            16              N/A        240-560 GB      N,W,M

TAPEXPRESS(5):
  T490-3              18-track         1              1           10.8 GB/hr      0.2 GB       P,W,M,AS
  T490E               36-track         1              1           10.8 GB/hr      0.8 GB       P,W,M,AS
  L490                18-track         1             10           10.8 GB/hr      2.0 GB       P,W,M,AS
  L490E               36-track         1             10           10.8 GB/hr      8.0 GB       P,W,M,AS
  L60E                36-track         1             60           10.8 GB/hr      50.0 GB        M,AS

TAPEPRO(6):
  3210                 9-track         1              1           0.3 GB/hr      0.046 GB        P,W
  3610                 9-track         1              1           1.3 GB/hr       0.18 GB        P,W
  5622                 9-track         1              1           1.3 GB/hr       0.18 GB       P,W,M
  995                  9-track         1              1           2.2 GB/hr       0.18 GB       P,W,M

------------------------------

(1) Assumes no data compression.

(2) Platform legend: N = network; W = workstation; M = mid-range computer; AS = AS/400; P = personal computer.

(3) One or two drives, fast or fast/wide SCSI, expandable modular library based on DLT technology.

(4) The Company intends to commence shipment of this product during the first quarter of calendar year 1997.

(5) Single drive, fast or fast/wide SCSI, 10-cartridge mini-library and 60-cartridge systems based on the IBM compatible 3480, 3490 and 3490E technologies.

(6) Pertec or SCSI 9-track products for personal computers, workstations and mid-range computers.

    The end-user list prices for the Company's products range from $4,400 for a TapePro 3210 to $29,950 for the TapeXpress L60E. The LibraryXpress products can be purchased in lower cost configurations based on the desired type and number of DLT drives, and can also be modularly stacked in higher cost configurations based on a customer's growing needs. Overland's three product lines are described below in more detail.

    LIBRARYXPRESS PRODUCTS. The LibraryXpress product line of automated tape libraries is based on DLT technology, which was developed in the 1980s as a DEC system component. In 1994, Quantum purchased the DLT technology and marketed it as a multi-platform network backup solution. Today, DLT is becoming a common tape backup technology for computer network systems, due to its high tape cartridge capacity, high performance and low cost of storage. In addition, DLT cartridges are well suited for robotic movement, which facilitates the development of loaders and libraries.

    In March 1996, the Company commenced shipment of the LXB automated tape library base unit, which consists of one or two DLT drives and a ten-cartridge removable magazine. The Company currently offers the LXB with Quantum's 2000XT and 4000 DLT tape drives and it expects to offer the LXB with Quantum's new 7000 DLT tape drive in January 1997. During the first quarter of calendar year 1997, the Company intends to commence shipment of (i) the LXG control unit which will provide library control from a single point and the ability to modularly stack up to eight LXB or LXC capacity modules, and (ii) the LXC capacity module which will consist of 16 cartridges and no drives. The LXG will allow users to pass cartridges from module to module as one integrated unit, providing true scalability and allowing end-users to expand their storage capacity to meet their growing business needs while protecting their original investment in the LXB. The Company shipped prototype units of the LXG in November 1996.

    In August 1996, BYTE Magazine selected the LXB as the "Best Overall DLT Tape Library." The Company believes that, with the anticipated delivery of the related LXG control unit during the first quarter of calendar year 1997, LibraryXpress will constitute the first automated tape library in its capacity class that is truly "scalable," in that it is designed to allow end-users to configure combinations of drives and cartridges as their storage requirements change without having to replace their existing Overland units. Management believes that LibraryXpress has significant market potential because it is designed to enable companies to increase their storage capacity in a cost effective manner as their businesses grow.

    TAPEXPRESS (18/36-TRACK) PRODUCTS. The TapeXpress product line of 18/36-track drives and loaders is based on IBM's 3480/3490/3490E technologies. The 3480 technology was introduced in 1984 to replace 9-track tape for backup, archival and data interchange functions. In response to the need for more capacity per cartridge, the 3490 and 3490E technologies subsequently were introduced. The installed base of 3480 and 3490 drives and cartridges is very large and their primary function currently is for data interchange. Based on the size of this installed base and the mature nature of this technology, the Company considers its 18-track products to be legacy products. The Company's T490E, L490E and L60E products are compatible with the 36-track IBM 3490E format and are the only products in the marketplace that are capable of reading and writing in both 18 and 36-track formats. Overland's products connect easily to numerous hardware platforms and are supported by many popular backup and hierarchical storage management ("HSM") software packages. IBM recently selected the Company to be a supplier of 36-track products.

    TAPEPRO (9-TRACK) PRODUCTS. The TapePro product line consists of compact, lightweight and low-cost desktop tape drives, and a legacy tape drive sold primarily to DEC for replacement purposes. Nine-track tape once was the only tape technology used for archive, backup and data interchange functions. Today, 9-track tape is used only for data interchange, a limited function used to access data that generally was stored when 9-track was the only tape technology. Data interchange continues to be important for end-users who need to access data on the estimated 250 million 9-track reels worldwide. Although new information currently is not stored on 9-track tape, end-users need to access information stored on these tapes periodically and it generally is not cost-efficient to transfer this information to another storage medium. The Company has not recently, and will not in the future, invest additional research and development resources in the 9-track product line.

SALES AND MARKETING

SALES

    The Company sells its products domestically through four channels: (i) OEM,
(ii) volume, consisting of system integrators, technical distributors and VARs,
(iii) resellers, and (iv) end-users. Overland also sells its products internationally, and is experiencing strong growth in the European market. The Company believes that, in fiscal year 1997, its new LibraryXpress products will be sold principally through its volume and international channels. In fiscal year 1997, the Company expects that a significant portion of its 9-track, 18-track and 36-track products will be sold through the OEM channel principally to IBM and DEC. Regardless of the channel through which they are sold, all of Overland's products are designed and manufactured to meet OEM level requirements and reliability standards. Because the OEM qualification process can take six to 18 months to complete, the Company's initial sales of new products are often made to other volume and reseller customers and end-users, which typically evaluate, integrate and adopt new technologies and products more quickly. After qualification and acceptance, OEM sales generally represent an increasing proportion of a product's unit sales and are important to the Company in terms of validating its products in the marketplace and achieving desirable production volume. The table below sets forth the distribution of the Company's net sales by channel on a percentage basis for the periods indicated:

                                                                 FISCAL YEARS ENDED           SIX MONTHS
                                                                      JUNE 30,                  ENDED
                                                         ----------------------------------    DEC. 31,
CHANNEL                                                     1994        1995        1996         1996
-------------------------------------------------------  ----------  ----------  ----------  ------------
  OEM..................................................       36.5%       25.6%       26.1%        26.7%
  Volume...............................................       18.6        26.2        19.1         18.2
  Resellers............................................       15.5        17.7        18.9         15.6
  End-Users............................................       12.5        10.2         8.9         10.4
  International........................................       16.9        20.3        27.0         29.1
                                                             -----       -----       -----        -----
    Total..............................................      100.0%      100.0%      100.0%       100.0%
                                                             -----       -----       -----        -----
                                                             -----       -----       -----        -----

    OEM CHANNEL. The Company currently has supply agreements with Bull S.A., DEC, IBM, Intergraph Corporation, NCR Corporation and Symbios Logic, Inc., each of which incorporates Overland's products into their system offerings. Overland often works with its OEM customers early in a new product development cycle in order to design its products to meet their specifications. The OEM sales cycle is often lengthy and typically consists of a general technology evaluation, qualification of product specifications, verification of product performance against these specifications, integration testing of the product within the customers' systems, product announcement and volume shipment. As is typical in the industry, the Company's OEM contracts provide for annual price reviews and the customers are not required to purchase minimum quantities. DEC has been the Company's largest customer, accounting for approximately 36%, 21% and 23% of sales in fiscal years 1994, 1995 and 1996, respectively, and 21% of sales in the first half of fiscal year 1997. Although no other customer accounted for ten percent (10%) or more of sales for any year during the three-year period ended June 30, 1996, the Company anticipates that IBM will account for over 10% of sales in fiscal year 1997. The Company supports this channel through a field sales office and other field representatives.

    VOLUME CHANNEL. The Company's volume channel includes systems integrators, technical distributors and VARs, each of which sells to both resellers and end-users. Certain of the Company's volume channel customers specialize in the insurance, banking, financial, geophysical and medical industries, and offer a variety of value-added services relating to the Company's products. For example, Overland's products frequently are packaged by these customers as part of a complete data processing system or combined with other storage devices, such as redundant array of independent disks ("RAID") systems, to deliver a complete storage subsystem. These customers also recommend the Company's products as replacement solutions when backup systems are upgraded, and are bundled with storage management software specific to the end-user's system. The Company supports this channel through a field sales office and other field representatives.

    RESELLER AND END-USER CHANNELS. The Company regards sales to the reseller and end-user channels as an important part of its strategy. The Company believes that direct sales and contact with end-users and the resellers which sell to them, provide the Company with important information about the performance of its products on various platforms and with various software applications. Consequently, the Company intends to maintain internal capabilities to serve end-user customers when its other channel partners are unable to do so, even though the end-user channel as a percentage of sales is decreasing. The Company supports this channel through its in-house sales force.

    INTERNATIONAL CHANNELS. The Company's international sales have shown strong growth during the last three years, and the Company believes that its three product lines offer additional international sales opportunities. Accordingly, Overland intends to increase the number of distributors in its existing international markets, develop additional distribution channels in these markets for new product introductions and establish appropriate distribution channels for its current and future products in new international markets. Overland currently sells its products overseas primarily to technical distributors and VARs, and has recently developed a new OEM relationship in Europe. Although all sales are currently denominated in U.S. dollars, the Company may bill its international customers in other currencies in the near future. The Company assigns to its international distributors the right to sell Overland's products in a country or group of countries. These distributors then sell the Company's products to systems integrators, VARs and end-users. In addition, many domestic customers ship a portion of the Company's products to their overseas customers. The Company has established a wholly owned subsidiary in the United Kingdom to provide sales and technical support to the European market and intends to provide product repair and manufacturing integration services for certain products at the same site. Sales personnel are located in various cities throughout Europe, while sales personnel located in the Company's corporate offices serve the Pacific Rim, South America, Australia, New Zealand and Mexico.

MARKETING

    Overland supports its sales efforts with various marketing programs designed to build the Company's brand name and attract new customers. Its channel partners are provided with a full range of marketing materials, including product specification literature, software connectivity information and application notes. The Company's management and engineering personnel work with the channel partners to provide support and, in certain instances, visit potential customer sites to explain and demonstrate the technical advantages of the Company's products. In addition, the Company holds two conferences each year to inform its channel partners of new product developments and programs and to discuss emerging trends in their markets. The Company also maintains press relations both domestically and in Europe, advertises in computer systems publications targeted to its channels and offers market development funds to all of its channel partners except for OEM customers and end-users.

    The Company participates in national and regional trade shows both domestically and internationally and displays its products at the CEBIT show in Europe and domestically at COMDEX, NetWorld/InterOp and AIIM. The Company also maintains a World Wide Web site (http://www.overlanddata.com), which features comprehensive marketing information, includes news releases and product specifications, and has a computer BBS from which customers can download application, service and technical support notes. In the future, the Company intends to expand its Web site to incorporate its BBS information, provide information on and links to its channel partners and to develop Internet commerce capabilities which will be linked to the Company's other enterprise-wide systems. Information contained in the Company's World Wide Web site shall not be deemed to be a part of this Prospectus.

CUSTOMER SERVICE AND SUPPORT

    The Company believes that strong customer service and support is essential to maintain its leadership in product reliability. Sales support personnel ensure that customer orders are filled on a timely basis, delivery problems are resolved quickly and warranty returns are promptly authorized. Overland's technical support personnel, located both in its headquarters facility and its U.K. office, are trained with respect to the Company's products and assist customers with "plug-and-play" compatibility between multiple hardware platforms, operating systems and backup, data interchange and storage management software. The Company's application engineers are available to solve more complex customer problems and visit customer sites when necessary. Customers that need service and support can contact the Company through its toll-free telephone lines, facsimile and Internet e-mail.

    The Company's standard warranty is a two-year return-to-factory policy which covers both parts and labor. For products that it distributes and for drives and tapes used in the Company's products that are manufactured by a third party, the Company passes on to the customer the warranty provided by the manufacturer. The Company also offers on-site service for certain of its products, including 24-hour service, seven days a week, for which it contracts with third-party service providers.

COMPETITION

    The worldwide tape storage market is intensely competitive as a large number of manufacturers of alternative tape technologies compete for a limited number of customers and barriers to entry are relatively low in the library product category. The Company believes that the significant competitive factors affecting its business are price, performance, reliability, support and reputation, and that it competes favorably with regard to each of these factors. Overland currently participates in three market areas which are defined by different tape technologies: (i) network data storage; (ii) data backup and interchange based on IBM compatible 3480/3490/3490E technology; and (iii) data interchange based on 9-track reel-to-reel technology. In each of these areas, many of the Company's competitors have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products than the Company.

    For network data storage, the Company's LibraryXpress LXB product currently competes with products made by ADIC, ATL/Odetics, Breece Hill, Hewlett-Packard, Quantum and Storage Technology and the Company believes that additional competitors will enter the market. The Company, and all of its current competitors with the exception of Quantum, design and manufacturer only the robotic portion of the library and purchase the DLT tape drives from Quantum. Quantum purchases the robotic portion of its product from a third party.

    For the data backup and interchange market, which is based on IBM compatible 3480/3490/3490E technology, the Company offers a product line of 18 and 36-track products, which the Company believes compete primarily with products made by Fujitsu, Hitachi, Laser Magnetic Storage and Storage Technology. Unlike the automated tape library market, there is a relatively high barrier to entry in the IBM compatible backup and interchange market because each of the companies has developed the entire product, both the drive and any robotic mechanisms. For the 9-track data interchange market, the Company is currently a market leader. The Company believes it competes with Anritsu American Incorporated, Hewlett-Packard and M4 Data, Inc. This mature market is steadily declining, and, similar to the 18 and 36-track market, there is a relatively high barrier to entry.

RESEARCH AND DEVELOPMENT

    The Company believes that its ongoing success will depend upon its ability to develop new technologies or adapt existing technologies to produce removable storage automation products that meet the backup, archival and HSM needs of large network users. Consequently, the Company dedicates significant resources to its research and development ("R&D") efforts and currently employs 35 people in its R&D department, including 22 engineers who have extensive experience in the tape industry. Many of these engineers are former employees of tape drive companies such as Cipher, Archive Corporation and Conner, and have developed significant expertise in electrical, mechanical and firmware design. Martin D. Gray, the Company's co-founder, formerly served as Manager of R&D at Cipher, has 25 years of experience in the tape industry, is the inventor of several tape patents and leads the Company's R&D efforts to develop new technologies.

    The Company's R&D focus allows it to develop both tape drives and robotics. Overland believes that this capability provides the following advantages: (i) the Company is not dependent on purchasing tape drives manufactured by third parties other than Quantum's DLT drive; (ii) it has a better understanding of tape technologies; and (iii) it can provide higher value-added content by designing reliable products that better utilize the advantages of a specific technology. The Company estimates that approximately two-thirds of its R&D efforts relate to various aspects of data channels, data compression, intelligent interfaces and firmware (embedded systems software) for the management of electronic hardware and mechanical systems. The remaining one-third of its R&D efforts relate to the development of reliable mechanisms for robotics. In addition, Overland's work on tape drive architecture and implementation includes the ability to develop and test a tape path, which is the core of any tape technology.

    The Company's current robotic R&D efforts are focused on the LXG and the LXC, added modules for the LibraryXpress product line. The Company shipped prototype units of the LXG in November 1996 and expects to commence commercial shipment of the LXG and the LXC before the end of the first quarter of calendar year 1997. In addition, the Company has developed a new tape coding technique utilizing the concept of "partial response maximum likelihood," which has the capability of significantly expanding the capacity and throughput of any linear tape technology. The Company has filed patent applications related to aspects of this technique and expects to commence shipment of products utilizing this technique by the end of the fourth quarter of calendar year 1997. No prototypes currently exist for these products and there can be no assurance that the Company will succeed in its efforts to commence shipment of these products within its expected time frame or at all. In addition, enhancements to certain of the Company's 36-track products are being made to increase their speed and performance. R&D expenditures amounted to $3.4 million, $3.1 million and $3.7 million in fiscal years 1994, 1995 and 1996, respectively, representing 10.0%, 8.1% and 7.8% of net sales, respectively. The Company spent 7.7% of net sales on research and development in the first half of fiscal year 1997 and intends to spend 7.0% to 8.0% of net sales in the remainder of fiscal year 1997.

    In addition, Overland believes that it benefits from its close relationship with the University of California at San Diego ("UCSD"). For example, as a member of the UCSD Center for Magnetic Recording Research ("CMRR"), the Company has access to all of the published research of CMRR and uses the CMRR staff in an advisory capacity regarding Overland's new concepts and technologies.

    Despite its R&D focus, there can be no assurance that the Company will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis or that new products will gain market acceptance. See "Risk Factors--Rapid Technological Change and Dependence on New Product Development."

MANUFACTURING

    The Company has a fully integrated factory in San Diego, California with three separate production lines. Its newest line, set up in January 1996, was established for the production of the LibraryXpress products. A second line is used for the production of both 18-track and 36-track products and a third line is used for 9-track products. All of the Company's production lines and manufacturing processes have been certified by major OEM customers.

    Overland's manufacturing strategy is to perform product assembly, integration and testing, while leaving component and piece-part manufacturing to its supplier partners. The Company works closely with a group of regional, national and international suppliers, which are carefully selected based on their ability to provide quality parts and components that consistently meet the Company's specifications and present and future volume requirements. A number of the Company's parts and components are not available off the shelf, and are specifically designed by the Company for integration into its products. The number of suppliers is kept to a minimum to utilize their specific capabilities across several product lines. Management of this supply chain is critical, because the average material content of the Company's products represents approximately 80% of cost of goods sold.

    Another important element of the Company's manufacturing strategy is related to product design. In general, products are built to an intermediate stage or standard module and are customized at the end of the manufacturing process to meet specific customer needs or variations in product profiles. The Company believes that this capability represents an effective way for the Company to minimize its inventory levels while maintaining the ability to fill specific customer orders in short lead times. Inventory planning and management is coordinated closely with suppliers and customers to match the Company's production to market demand. Product orders are confirmed and, in most cases, shipped to the customer within one week. The Company fills orders as they are received and therefore believes that its backlog levels are not indicative of future sales. The backlog of firm orders deliverable within three months, amounted to $2.2 million and $3.8 million at December 31, 1995 and 1996, respectively.

    In its current facility, the Company has the capacity to support unit output several times greater than its current run rate. All of its manufacturing lines are capable of producing on a single shift double the capacity of the current fiscal year forecast. The Company carefully controls and adjusts the staffing of this capacity to meet the requirements at any specific time. Further capacity increases could be achieved by adding multiple shifts or moving to a full-time factory.

    The Company's products have a large number of components and subassemblies produced by outside suppliers and it is highly dependent on such suppliers for components and subassemblies, including read/ write heads, printed circuit boards and integrated circuits, which are essential to the manufacture of the Company's products. In addition, for certain of these items, the Company qualifies only a single source of supply, which can magnify the risk of shortages and decrease the Company's ability to negotiate with its suppliers on the basis of price. Specifically, the Company's new LibraryXpress automated tape libraries incorporate tape drives manufactured by Quantum, which is also a competitor of the Company in that Quantum markets its own tape drives and tape loader products. Currently, there are no alternative sources for the DLT tape drives supplied by Quantum. The Company does not have a long-term contract with Quantum, which could cease supplying DLT tape drives directly to the Company, in which case the Company would be forced to obtain these drives from distributors, if available, and at prices that would probably be higher. From time to time in the past, the Company (and its competitors) have not been able to obtain as many drives as they needed from Quantum due to drive shortages or quality issues. Any prolonged inability to obtain adequate deliveries of DLT drives or other critical component parts or supplies could have a material adverse effect on the Company's business, financial condition and results of operations. During the last 12 months, the Company has experienced problems with the quality and timeliness of the supply of DLT drives and read-write heads, each of which is a sole source component. Such problems have adversely affected the Company's sales during this period. While the Company believes that the problems relating to these components have been resolved, no assurance can be given that such problems will not re-occur or that the Company will not experience similar or more serious disruptions in supply in the future. See "Risk Factors--Dependence on Certain Suppliers."

PROPRIETARY RIGHTS

    The Company believes that, because of the rapid pace of technological change in the tape storage industry, patent, copyright, trademark and trade secret protection are less significant than factors such as the knowledge, ability and experience of the Company's personnel, new product introductions and product enhancements. Notwithstanding, the Company relies on a combination of patent, copyright, trademark and trade secret protection, non-disclosure agreements and licensing arrangements to establish and protect its proprietary rights. Such rights, however, may not preclude competitors from developing substantially equivalent or superior products to those of the Company. As of January 1997, the Company owns one United States patent and has seven patent applications pending in the United States and one internationally under the provisions of the Patent Cooperation Treaty. There can be no assurance that patents will issue from any of these pending applications or, if patents do issue, that any claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents that may be issued to the Company will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. Although the Company continues to implement protective measures and intends to defend its proprietary rights, policing unauthorized use of the Company's technology or products is difficult and there can be no assurance that these measures will be successful. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States.

    The Company has entered into a five-year cross-license agreement with IBM, effective January 1, 1996. Pursuant to the terms of the agreement, the Company may use any of the patents owned by IBM within certain designated areas of technology and IBM may use any of the patents of the Company that were in existence at the effective date of the agreement or which are issued during the term of the agreement. In consideration for this agreement, the Company is required to pay royalty fees to IBM in an amount equal to 2.7% of world-wide revenues generated from the Company's 18 and 36-track product sales, exclusive of those sold to IBM.

EMPLOYEES

    The Company had 197 employees (full-time equivalent) as of December 31, 1996, including 44 in sales and marketing, 35 in research and development, 93 in manufacturing and operations and 25 in finance, information systems, human resources and other management. There are no collective bargaining contracts covering any of the Company's employees and management believes that its relationship with its employees is good.

PROPERTIES

    The Company leases all facilities used in its business. The Company's headquarters are located in San Diego, California in a 3-building light industrial complex, of which it currently occupies two buildings comprising approximately 93,500 square feet. The Company also has a right of first refusal on the third building which comprises an additional 27,000 square feet. The San Diego facility houses all of the Company's manufacturing, research and development and administrative functions as well as a major portion of sales, sales administration, marketing and customer support. The Company also leases a facility located in Wokingham, England which houses sales, sales administration and customer support for the European marketplace. Two other small facilities are leased in Longmont, Colorado and in Nashua, New Hampshire for the development of R&D prototypes and an OEM sales office, respectively. The Company believes that its facilities are suitable for their uses and are, in general, adequate for the Company's current and identified future needs.

LEGAL PROCEEDINGS

    There are no legal proceedings pending, or, to the knowledge of management, threatened against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

          NAME            AGE                   POSITION(S) HELD
------------------------  ---  --------------------------------------------------
Scott McClendon           57   President, Chief Executive Officer and Director

Martin D. Gray            48   Vice President, Secretary and Director

Frank R. Kirchhoff        53   Vice President of Sales

Charles R. Earnhart       50   Vice President of Operations

Robert J. Scroop          48   Vice President of Engineering

Vernon A. LoForti         43   Vice President and Chief Financial Officer and
                                 Assistant Secretary

William W. Otterson(1)    66   Director

Joseph D. Rizzi(1)        54   Director

John A. Shane(1)          63   Director

------------------------

(1) Member of the Compensation and Audit Committees.

    SCOTT MCCLENDON. Mr. McClendon has served as President, Chief Executive Officer and a director since joining the Company in October 1991. Prior thereto, he was employed by Hewlett-Packard, a global manufacturer of computing, communications and measurement products and services, for over 32 years in various positions in engineering, manufacturing, sales and marketing, and last served as the General Manager of the San Diego Technical Graphics Division and Site Manager of Hewlett-Packard in San Diego, California. Mr. McClendon holds B.S. and M.S. degrees in Electrical Engineering from Stanford University.

    MARTIN D. GRAY. Mr. Gray, one of the co-founders of the Company, has served as Secretary and a director since the Company's inception in September 1980. He has served as staff engineer at the Company since January 1986. From January 1977 to July 1985, Mr. Gray was Manager of Research and Development at Cipher, a tape drive manufacturer. From August 1971 to December 1976, he was Chief Electrical Engineer at Kennedy Corporation, a tape drive manufacturer. Mr. Gray has several patents in the tape drive industry and holds a B.S. degree in Electrical Engineering from the California Institute of Technology.

    FRANK R. KIRCHHOFF. Mr. Kirchhoff has served as Vice President of Sales since joining the Company in July 1993. From June 1987 to June 1993, he served in various sales and marketing capacities at Western Digital Corporation, an information storage products and services provider including Vice President of International Marketing from June 1987 to June 1988, Vice President of Domestic Sales from July 1988 to August 1990 and Vice President of European Operations for Western Digital Corporation from September 1990 to June 1993. From October 1983 to June 1987, Mr. Kirchhoff was Vice President of Sales for Cipher. He holds a B.S. degree in Marketing from Hofstra University, New York and an M.B.A. from Pepperdine University.

    CHARLES R. EARNHART. Mr. Earnhart joined the Company as a consultant in July 1995 and has served as Vice President of Operations since December 1995. From August 1993 to June 1995, he was Vice President of Operations at the Conner Tape Group, a division of Conner, a provider of information storage solutions products. From December 1988 to August 1993, Mr. Earnhart was Director of Operations, Services and Cost Improvement Programs for Archive Corporation, a tape drive manufacturer. He holds a

B.S. degree in Mathematics and Physics from the University of Texas at Arlington and an M.B.A. from the University of Dallas.


    ROBERT J. SCROOP. Mr. Scroop has served as Vice President of Engineering since joining the Company in February 1993. From April 1990 to February 1993, he was Vice President of Engineering of the Cipher Division of Archive Corporation. From December 1985 to April 1990, he was Director of Engineering for Cipher. Mr. Scroop holds a First Class Honours degree in Electrical Engineering from Brunel University, England.


    VERNON A. LOFORTI. Mr. LoForti has served as Vice President, Chief Financial Officer and Assistant Secretary since joining the Company in December 1995. From August 1992 to December 1995, he was the Chief Financial Officer for Priority Pharmacy, a privately held pharmacy company. From 1981 to 1992, Mr. LoForti was Vice President of Finance for Intermark, Inc., a publicly held conglomerate. He holds a B.S. degree in Accounting from Brigham Young University.

    WILLIAM W. OTTERSON. Mr. Otterson has served as a director of the Company since 1982. Since March 1986, he has been the Director of the UCSD CONNECT program. From August 1980 to November 1985, he was president of Lexacorp Corporation, a computer peripheral manufacturer. From June 1971 to June 1979, he was President of Cipher. From June 1970 to June 1971, Mr. Otterson was Vice President of Marketing for Standard Computer and prior thereto, he spent 13 years in sales and marketing with IBM. He holds a B.S. degree in Engineering and an M.B.A. from the Stanford Graduate School of Business.

    JOSEPH D. RIZZI. Mr. Rizzi has served as a director of the Company since May 1989. Since March 1986, he has been a general partner of Matrix Partners, a venture capital firm. From January 1980 to March 1986, Mr. Rizzi was a founder of ELXSI, Inc., a parallel processor computer company, where he served as Chief Executive Officer. From February 1970 to September 1978, he was a founder and Vice President of Intersil, Inc., a merchant market semiconductor company. Currently, he is a director of Veritas Software Corporation and Sandisk Corporation. Mr. Rizzi holds B.S. and M.S. degrees in Electrical Engineering from the University of New Hampshire.

    JOHN A. SHANE. Mr. Shane has served as a director of the Company since July 1992. He is the founder and has served as President of Palmer Service Corporation since 1972. Concurrently, Mr. Shane has been a General Partner of the Palmer Organization, a venture capital firm, since 1973 and a General Partner of Palmer Partners L.P. since 1981. He is a director of Arch Communications Group, Inc., Gensym Corporation, Summa Four, Inc. and United Asset Management Corporation, each of which is a public corporation. Mr. Shane holds a B.A. degree in Economics from Princeton University and an M.B.A. from Harvard Business School.

BOARD OF DIRECTORS COMMITTEES AND COMPENSATION

    The Board of Directors has appointed two committees, the Audit Committee and the Compensation Committee. The Audit Committee, composed of Messrs. Otterson, Rizzi and Shane, is responsible for reviewing financial statements, accounting and financial policies and internal controls and reviewing the scope of the independent auditor's activities and fees. The Compensation Committee, composed of Messrs. Otterson, Rizzi and Shane, is responsible for reviewing and approving, within its authority, compensation, benefits, training and other human resource policies.

    Each non-employee director receives cash compensation of $3,000 per quarter and the Company reimburses such directors' expenses relating to their activities as directors. Non-employee directors are also eligible to participate in the Company's stock option plans. No grants have been made, however, to such directors to date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal year 1996, the Compensation Committee of the Board of Directors (the "Compensation Committee") consisted of Messrs. Otterson, Rizzi and Shane. Since the Company's inception, shareholders affiliated with, or related to, Messrs. Otterson (Otterson Family Trust, Eric Otterson, John Otterson and Helen Ann Otterson), Rizzi (Matrix Partners II, L.P.) and Shane (The Palmer Organization III L.P.) have purchased 698,360, 1,154,074 and 428,571 shares of Common Stock, respectively. No executive officer of the Company served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during the last fiscal year.

EXECUTIVE COMPENSATION


    The following table sets forth, for the fiscal year ended June 30, 1996, the cash compensation for services in all capacities to the Company of those persons who were, as of June 30, 1996, the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the fiscal year (collectively, the "Named Executive Officers"):


                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION                LONG-TERM
                                          ------------------------------------------  COMPENSATION
                                                                        OTHER            AWARDS           ALL OTHER
                                            SALARY      BONUS      COMPENSATION(1)    # OF OPTIONS     COMPENSATION(2)
                                          ----------  ---------  -------------------  -------------  -------------------
Scott McClendon.........................  $  210,000  $  63,000          --                --             $      44
  President and Chief
    Executive Officer
Frank R. Kirchhoff......................     165,000     24,750          --                --                    44
  Vice President of Sales
Robert J. Scroop........................     125,000     12,500          --                --                    44
  Vice President of Engineering
Martin D. Gray..........................     125,000     18,750          --                --                    44
  Vice President and Secretary
Charles R. Earnhart(3)..................      78,077     10,500          --                52,150                26
  Vice President of Operations
Vernon A. LoForti(4)....................      56,058      8,625          --                52,150                26
  Vice President, Chief Financial
    Officer and Asst. Secretary

------------------------

(1) The costs of certain benefits are not included because they did not exceed, in the case of each Named Executive, the lesser of $50,000 or 10% of the total annual salary and bonus reported in the table above.

(2) Consists of premiums for term life insurance with no cash surrender value.

(3) Charles R. Earnhart became Vice President of Operations effective December 14, 1995. His annual base salary was $140,000 at June 30, 1996.

(4) Vernon A. LoForti became Vice President and Chief Financial Officer effective December 14, 1995. His annual base salary was $115,000 at June 30, 1996.

    The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made during the fiscal year ended June 30, 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                      INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                              -----------------------------------------------------------------    VALUE AT ASSUMED
                                            % OF TOTAL                                              ANNUAL RATES OF
                                NO. OF        OPTIONS                     FAIR                        STOCK PRICE
                              SECURITIES    GRANTED TO                   MARKET                    APPRECIATION FOR
                              UNDERLYING   EMPLOYEES IN    EXERCISE     VALUE ON                    OPTION TERM(3)
                                OPTIONS       FISCAL         PRICE       DATE OF    EXPIRATION   ---------------------
                              GRANTED(1)      1996(2)      PER SHARE      GRANT        DATE         5%         10%
                              -----------  -------------  -----------  -----------  -----------  ---------  ----------
Scott McClendon                   --            --            --           --           --          --          --
Frank R. Kirchhoff                --            --            --           --           --          --          --
Robert J. Scroop                  --            --            --           --           --          --          --
Martin D. Gray                    --            --            --           --           --          --          --
Charles R. Earnhart               52,150          28.2%    $    2.00    $    2.00       7/1/05   $  65,709  $  166,359
Vernon A. LoForti                 52,150          28.2%         2.00         2.00     12/14/05      65,709     166,359

------------------------

(1) The options granted to Mr. Earnhart and Mr. LoForti vest over four years at the rate of 25% per year. See "Stock and Employee Benefit Plans" for a description of the material terms of the options.

(2) Based on a total of 184,800 options granted to all employees during fiscal year 1996.

(3) In accordance with the rules of the Securities and Exchange Commission, the potential realizable values for the options are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration dates. The gains shown are net of the option exercise price and do not include deductions for taxes or other expenses associated with their exercise. These assumed rates of appreciation do not represent the Company's estimate or projection of the appreciation of shares of the Common Stock and actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock.

    The following table sets forth information for the Named Executive Officers with respect to exercises of options to purchase Common Stock of the Company during fiscal year 1996 and the number and value of unexercised stock options held at June 30, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES


                                                                                         VALUE OF UNEXERCISED
                                                             NUMBER OF SECURITIES            IN-THE-MONEY
                                                            UNDERLYING UNEXERCISED       OPTIONS AT JUNE 30,
                                 SHARES                    OPTIONS AT JUNE 30, 1996            1996(1)
                               ACQUIRED ON     VALUE      --------------------------  --------------------------
                                EXERCISE    REALIZED(1)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
                               -----------  ------------  -----------  -------------  -----------  -------------
Scott McClendon                   196,011   $  1,607,290      --            21,369     $  --        $   175,226
Frank R. Kirchhoff                 59,222        485,620      --            64,221        --            526,612
Robert J. Scroop                   --            --           23,750        11,250       194,750         92,250
Martin D. Gray                     --            --           21,550         3,750       176,450         30,450
Charles R. Earnhart                --            --           --            52,150        --            365,050
Vernon A. LoForti                  --            --           --            52,150        --            365,050


------------------------

(1) There was no public trading market for the Common Stock as of June 30, 1996. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $9.00 per share, minus the applicable per share exercise price.

STOCK AND EMPLOYEE BENEFIT PLANS

    1995 STOCK OPTION PLAN. The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors in October 1995 to attract, retain and provide additional incentive to directors, employees and consultants of the Company. Options granted under the 1995 Plan may be either incentive stock options as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the "IRC"), or non-statutory stock options. A total of 372,500 shares of Common Stock have been reserved for issuance under the 1995 Plan.

    The 1995 Plan is administered by the Compensation Committee which has the authority to determine the terms of the options granted. In the event of option grants or stock purchase rights awarded to directors of the Company, the administration of such grants or awards must comply with Rule 16 promulgated under the Securities Exchange Act of 1934, as amended. Each option has a term specified in its option agreement; provided, however, that no term can exceed ten years from the date of grant and options must be exercisable at the rate of at least 20% per year over five years from the date of grant. In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all outstanding classes of stock of the Company or any of its subsidiaries (a "10% Optionee"), the term of the option cannot exceed five years from the grant date. No option granted under the 1995 Plan may be transferred by the optionee other than by will or the laws of descent or distribution and each option may be exercised, during the lifetime of the optionee, only by such optionee. In the event an optionee's service terminates for any reason other than death or total disability, any options held which have not yet vested will expire and become unexercisable. All of the optionee's options which have vested shall expire and become unexercisable on the earliest of the expiration date stated in the agreement or the date 30 days (or six months after total disability) after the termination of the optionee's service. The number of shares under each option and the price of any shares under such option may be adjusted in a manner consistent with any capital adjustment resulting from a stock dividend, stock split, recapitalization, reorganization, merger, consolidation, liquidation, or a combination or exchange of shares.

    The exercise price of all incentive stock options granted under the 1995 Plan must be no less than 100% of the fair market value per share on the date of grant. In the case of non-statutory stock options, the per share exercise price may be no less than 85% of the fair market value per share on the date of grant. With respect to a 10% Optionee, the exercise price of any option granted must be no less than 110% of the fair market value per share on the date of grant. Each option is designated in the written option agreement as either an incentive stock option or a non-statutory stock option. However, to the extent that the aggregate fair market value of shares subject to an optionee's incentive stock options, which become exercisable for the first time during any year, exceeds $100,000, the excess options shall be treated as non-statutory stock options.

    At December 31, 1996, there were outstanding options under the 1995 Plan to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $3.66. The 1995 Plan will expire in 2005 unless terminated at an earlier date by action of the Board of Directors. At December 31, 1996, there were outstanding options under other stock option plans, which were previously terminated by the Company, to purchase an aggregate of 780,921 shares of Common Stock at a weighted average exercise price of $1.10.

    1996 EMPLOYEE STOCK PURCHASE PLAN. In December 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), the purpose of which is to provide an opportunity for the Company's employees to purchase shares of the Company's Common Stock and thereby have an additional incentive to contribute to the prosperity of the Company. After the completion of this Offering, the Purchase Plan will allow employees to purchase shares of Common Stock through payroll deductions. An administrative committee appointed by the Board of Directors (the "Administrative Committee") will determine periods of up to 27 months (each an "Option Period"), during which each participant in the Purchase Plan will be granted an option to purchase that number of shares of Common Stock which may be purchased with the payroll deductions accumulated on behalf of such participant during each six-month period within a particular Option Period, as approved by the Board of Directors. The Purchase Plan provides that (i) no employee shall be entitled to accrue rights to purchase shares under the Purchase Plan at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the option is granted) for any calendar year in which such option is outstanding at any time, and (ii) the maximum number of shares subject to any option shall not exceed 1,500. Employees participating in the Purchase Plan may purchase shares of Common Stock under each option at a price per share equal to the lower of (x) not less than 85% of the fair market value of the Common Stock on the date of commencement of participation in the Purchase Plan offering period or (y) not less than 85% of the fair market value of a share of Common Stock on the date of purchase. Generally, any employee, including executive officers, regularly employed on a full-time basis by the Company or by Overland Data (Europe) Limited, a wholly owned subsidiary of the Company ("Overland Data Europe"), on the first day of each Option Period is eligible to participate in the Purchase Plan, subject to minimum eligibility periods, if any, as established by the Administrative Committee. Participants may authorize payroll deductions of up to 15% of their compensation, including base, overtime and commissions, for the purchase of shares of Common Stock under the Purchase Plan. The Purchase Plan authorizes the Company to issue up to 250,000 shares of Common Stock pursuant to the Purchase Plan. As of the date hereof, no shares of Common Stock have been purchased under the Purchase Plan. The Purchase Plan will terminate in January 2007.



    401(K) PLAN. In February 1994, the Company adopted the Overland Data, Inc. On-Track 401(k) Savings Plan (the "401(k) Plan"), that covers all eligible employees of the Company who complete three months of service and are at least 21 years old. Employees may elect to defer up to 15% of their eligible compensation (not to exceed the statutorially prescribed annual limit) in the form of elective deferral contributions to the 401(k) Plan. The elective deferral contributions are fully vested and nonforfeitable at all times and are invested in accordance with the directions of the participants. The 401(k) Plan is intended to qualify under Section 401 of the IRC, so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. The Company currently does not make matching contributions under the 401(k) Plan.


LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Articles of Incorporation (the "Articles") include a provision that eliminates the personal liability of its directors for monetary damages to the fullest extent permissible under California law. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code"), concerning contracts or transactions in which the director has material financial interest or (vii) under Section 316 of the California Code concerning directors' liability for approval of certain corporate actions. The provision does not extend to acts or omissions of a director in his capacity as an officer.

    The Articles also include an authorization for the Company to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws (the "Bylaws") provide for indemnification of the Company's directors, officers and agents. In addition, the Company intends to enter into indemnification agreements with all directors and executive officers that provide for the maximum indemnification permitted by law. These agreements, together with the Articles and the Bylaws, may require the Company, among other things, to indemnify these directors or executive officers (other than liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Code and the Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances, for liabilities (including reimbursement of expense incurred) arising under the Securities Act.

    The Company, with the approval of the Board of Directors, intends to obtain directors' and officers' liability insurance prior to the effectiveness of this Offering.

                              CERTAIN TRANSACTIONS

    Seagate is the owner of 17.1% of the outstanding shares of Common Stock immediately prior to this Offering and is a Selling Shareholder in the Offering. Seagate has been a supplier to the Company of certain components used in the production of its 18-track products. During the fiscal year ended June 30, 1996, the Company purchased approximately $1.3 million of products from Seagate under standard purchase orders at prices and terms which the Company believes are no less favorable than could be obtained from an independent third party.

    In addition, Overland Data Europe entered into a lease agreement in June 1996 with Seagate Distribution (UK) Limited, a subsidiary of Seagate. The lease pertains to a facility located in Wokingham, England, which houses sales, sales administration and customer support for the Company's European operations. The lease has a three-year term and a monthly rent of approximately $5,100. The Company believes that the lease was obtained at rental rates and terms which are no less favorable than could be obtained from an independent third party.

    During the six months ended December 31, 1996, the Company sold shares of Common Stock to three of its executive officers at the then fair market value as set by the Board of Directors of $3.00 per share. Scott McClendon, the Company's President and Chief Executive Officer, purchased 21,000 shares for total consideration of $63,000; Martin D. Gray, the Company's Vice President and Secretary, purchased 6,250 shares for total consideration of $18,750; and Charles R. Earnhart, the Company's Vice President of Operations, purchased 1,500 shares for total consideration of $4,500.

    During fiscal year 1996, the Company sold shares of Common Stock to three of its executive officers pursuant to purchase transactions or the exercise of stock options. Scott McClendon purchased a total of 271,011 shares at an average price of $1.13 per share for total consideration of $306,809. Frank R. Kirchhoff, the Company's Vice President of Sales, purchased 79,222 shares at an average price of $1.10 per share for total consideration of $87,378. Charles Earnhart, the Company's Vice President of Operations, purchased 22,350 shares at $2.00 per share for total consideration of $44,700.

    During fiscal year 1994, the Company sold shares of Common Stock to three of its executive officers at the then fair market value as set by the Board of Directors of $0.80 per share. Scott McClendon purchased 56,250 shares for total consideration of $45,000; Martin D. Gray purchased 12,700 shares for total consideration of $10,160; and Robert J. Scroop, the Company's Vice President of Engineering, purchased 6,600 shares for total consideration of $5,280.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 31, 1996 (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Company's directors, (iii) by each of the Named Executive Officers, (iv) by all directors and executive officers as a group and
(v) by each Selling Shareholder.


                                                      SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                             OWNED                                   OWNED
                                                       PRIOR TO OFFERING       NUMBER OF         AFTER OFFERING
                                                    ------------------------  SHARES BEING  ------------------------
NAME AND ADDRESS                                      NUMBER     PERCENT(1)     OFFERED       NUMBER     PERCENT(1)
--------------------------------------------------  ----------  ------------  ------------  ----------  ------------
Martin Gray(2)....................................   1,756,840       23.21%            --    1,756,840       17.98%
  3236 Caminito Ameca
  La Jolla, CA 92037

Seagate Technology, Inc...........................   1,286,747       17.05%       150,000    1,136,747       11.66%
  920 Disc Drive
  Scotts Valley, CA 95066

Matrix Partners II, L.P...........................   1,154,074       15.29%       100,000    1,054,074       10.81%
  1000 Winter Street, Suite 4500
  Waltham, MA 02154

William W. Otterson(3)............................     698,360        9.25%       134,100      564,260        5.79%
  6119 Vista de la Mesa
  La Jolla, CA 92037

Scott McClendon(4)................................     460,880        6.10%            --      460,880        4.72%
  1 East Roseland Drive
  La Jolla, CA 92037

Robert M. and Barsha M. Long......................     437,510        5.80%            --      437,510        4.49%
  615 Paseo Rio
  Vista, CA 92083

The Palmer Organization III L.P...................     428,571        5.68%       100,000      328,571        3.37%
  300 Unicorn Park Drive
  Woburn, MA 01801

Frank R. Kirchhoff(5).............................     137,669        1.82%            --      137,669        1.41%

Charles R. Earnhart(6)............................      69,887           *             --       69,887           *

Robert J. Scroop(7)...............................      69,100           *             --       69,100           *

Vernon A. LoForti(8)..............................      13,037           *             --       13,037           *

All current directors and officers as a group (9
  persons)(9).....................................   4,788,418       62.41%       334,100    4,454,318       45.12%

Other Selling Shareholders:

  Barbara Bry(10).................................      19,610           *          5,000       14,610           *

  Thomas W. Turney................................      14,405           *          5,000        9,405           *

  Robert L. Shaver................................      28,670           *          4,900       23,770           *

  Timothy R. & Susan B. Dowty.....................      24,315           *          1,000       23,315           *


------------------------

 *  Indicates ownership of less than one percent.

 (1) Except as otherwise indicated, each beneficial owner has the sole power to vote and, as applicable, dispose of all shares of Common Stock owned by such beneficial owner, subject to community property laws where applicable. Amounts shown for each shareholder include all shares of Common Stock issuable upon the exercise of options which are exercisable as of, or will become exercisable within 60 days of December 31, 1996.

 (2) Includes 22,800 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 1996.

 (3) Consists of 666,600 shares of Common Stock held by Anne S. Otterson, spouse of Mr. Otterson, Trustee, Otterson Family Trust u/t/d February 8, 1980, over which Mrs. Otterson holds voting and dispositive power, and 36,760, 30,000 and 25,000 shares held by Eric Otterson, John Otterson and Helen Ann Otterson, respectively, children of Mr. Otterson.


 (4) Includes 223,261 shares of Common Stock held by Scott McClendon, Trustee, McClendon Trust u/t/d December 31, 1991, over which Mr. McClendon holds voting and dispositive power and 13,869 shares issuable pursuant to stock options exercisable within 60 days of December 31, 1996.


 (5) Includes 27,586 shares of Common Stock held by Frank and JoAnne Kirchhoff and 30,861 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 1996.

 (6) Includes 16,200 shares of Common Stock held by Smith Barney, Inc. Custodian FBO Charles R. Earnhart, IRA, of which Mr. Earnhart is the beneficial owner, and 13,037 shares issuable pursuant to stock options exercisable within 60 days of December 31, 1996.


 (7) Includes 4,000, 3,000 and 3,000 shares of Common Stock held by Amanda L. Scroop, Catherine E. Scroop and Christopher D. Scroop, respectively, and 32,500 shares issuable pursuant to stock options exercisable within 60 days of December 31, 1996.


 (8) Includes 13,037 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 1996.


 (9) Includes 126,104 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 1996. Messrs. Rizzi, Otterson and Shane, directors of the Company, are affiliated, respectively, with Matrix Partners II, L.P., the Otterson Family Trust u/t/d February 8, 1990 and The Palmer Organization III L.P., each of which is a selling shareholder in the Offering.


(10) Includes 13,074 shares of Common Stock held by Barbara Bry, Trustee, Bry Family Trust u/t/d April 7, 1986, over which Ms. Bry holds voting and dispositive power.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, no par value ("Common Stock"). As of December 31, 1996, 5,209,925 shares of Common Stock were issued and outstanding and were held of record by 95 shareholders. Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Subject to preferences that may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation or dissolution of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding Common Stock is validly issued, fully paid and non-assessable.

    Additional shares of Common Stock may be issued from time to time by the Company. The Articles provide that the Board of Directors has no power to alter the rights of any outstanding shares of Common Stock. Certain other provisions of the Articles affect the rights of holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

PREFERRED STOCK

    As of December 31, 1996, 318,397 shares of Series A Preferred Stock, 731,429 shares of Series B Preferred Stock and 1,286,747 shares of Series C Preferred Stock were issued and outstanding and held of record by 12, six and one shareholders, respectively. All outstanding shares of Series A, B and C Preferred Stock will be converted into an aggregate of 2,336,573 shares of Common Stock upon the closing of this Offering and such shares of Preferred Stock will no longer be authorized, issued or outstanding.

WARRANT

    In connection with the establishment of its bank line of credit in May 1995, the Company issued to Imperial Bank (the "Bank") a warrant (the "Warrant") exercisable to purchase 17,046 shares of Common Stock at $4.40 per share. Pursuant to its terms, the Warrant is exercisable at any time on or after May 15, 1995 and unless exercised, the Warrant will automatically expire on May 15, 2000.

CALIFORNIA LAW AND CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION


    The Articles provide for fair price provisions (the "Fair Price Provisions"), that require the approval of the holders of two-thirds of the Voting Stock (as defined therein) and satisfaction of certain minimum price criteria and procedural conditions as a condition to specified business combinations (each a "Business Combination") with any beneficial owner of shares possessing 10% or more of the Voting Stock (a "Major Shareholder").


    A Business Combination includes, among other transactions, the following:
(i) any merger or consolidation of the Company with or into a Major Shareholder;
(ii) any sale, lease, exchange, transfer or distribution to Shareholders or other disposition of a substantial part of the assets of the Company; (iii) the purchase, exchange, lease or other acquisition by the Company of substantially all of the assets of a Major Shareholder; (iv) the issuance of any securities of the Company, 80% or more of which are issued to a Major Shareholder, and (v) any reclassification of the Voting Stock which has the effect of increasing the proportionate amount of Voting Stock which is owned by a Major Shareholder.

    The Fair Price Provisions require, among other things, that the consideration to be paid to the Company's Shareholders in a Business Combination be not less than the higher of (i) the highest price per share paid by the Major Shareholder in acquiring any of the Voting Stock or (ii) an amount which bears the same or greater percentage relationship to the market price of the Voting Stock as the highest price per share determined in item (i) bears to the market price of the Voting Stock prior to the acquisition of the Voting Stock by such Major Shareholder.

    Under Section 710 of the General Corporation Law of California, the Fair Price Provisions constitute a supermajority vote requirement. Section 710 provides that amendments to the articles of incorporation of a California corporation that include a supermajority vote requirement cease to be effective two years after the filing of the most recent filing of the amendment to adopt or readopt the supermajority vote requirement. However, at any time within one year before the expiration date, a supermajority vote requirement may be renewed unless: (i) the Business Combination was approved by the Board of Directors of the corporation prior to the Major Shareholder involved in the Business Combination becoming such; (ii) the Major Shareholder involved in the Business Combination sought and obtained the unanimous prior approval of the Board of Directors to become a Major Shareholder and the Business Combination was approved by not less than eighty percent (80%) of the directors of the corporation; or (iii) the Business Combination was approved by not less than ninety percent (90%) of the directors of the corporation.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, N.A. Its telephone number is (800) 767-3330.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sales will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common Stock and the ability of the Company to raise capital through a sale of its securities.

    Upon completion of this Offering, the Company will have 9,746,498 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option to purchase up to an additional 405,000 shares). The 2,700,000 shares sold in this Offering (3,105,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 promulgated under the Securities Act.

    The remaining 7,046,498 shares were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least two years, including an "affiliate," as that term is defined in Rule 144, is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock (97,465 shares immediately after this Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least three years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. Substantially all of the above mentioned 7,046,498 shares will be eligible for resale pursuant to Rule 144 beginning 90 days after the completion of this Offering. Of this total, approximately 6,383,146 shares will be subject to the volume and manner of sale limitations of Rule 144 and approximately 663,352 shares will be eligible for resale without such restrictions pursuant to Rule 144(k). Under Rule 701 of the Securities Act ("Rule 701"), any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written compensatory agreement is entitled to resell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and affiliates are entitled to sell their Rule 701 shares without having to comply with holding-period restrictions under Rule 144, in each case commencing 90 days after the Company becomes subject to the reporting requirements of Section 13 of the Exchange Act. Rule 701 is available for stockholders of the Company who own shares issued pursuant to exercise of options granted prior to this Offering. In addition, the Company intends to file a registration statement under the Securities Act concurrent with this Offering covering the sale of shares of Common Stock previously issued or to be issued under its 1996 Employee Stock Purchase Plan and its various stock option plans. During the two-year period ended December 31, 1996, approximately 435,820 shares of Common Stock were issued pursuant to the exercise of stock options and, at December 31, 1996, stock options for 805,921 shares of Common Stock were outstanding.

    The parties to the Investors' Rights Agreement, who in the aggregate will hold 2,605,726 shares of Common Stock after the completion of this Offering, have been granted certain demand and "piggy-back" registration rights if the Company proposes to register any of its equity securities under the Securities Act (other than registration of employee benefit plans or in connection with an acquisition), subject to customary underwriting cut-back and hold-back provisions. The registration rights granted under the Investors' Rights Agreement will terminate upon the closing of this Offering; provided, however, that the parties to the Investors' Rights Agreement which continue to own more than two percent (2%) of the outstanding shares of Common Stock will have such registration rights until the fifth anniversary of the closing of this Offering. The Company will pay all expenses relating to any such registration other than underwriting discounts and commissions.

    The holder of the Warrant will be entitled to publicly resell the 17,046 shares of Common Stock issuable upon exercise thereof, subject to the provisions of Rule 144. Pursuant to the terms of the Warrant, the holder of the Warrant has been granted the same registration rights as those granted to the parties to the Investors' Rights Agreement. Upon the closing of this Offering, the holder will enter into a new registration rights agreement with the Company, which will, at a minimum, grant to the holder certain "piggyback" registration rights.

    The Company has agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Jefferies & Company, Inc. In addition, the directors, officers and current shareholders of the Company, beneficially holding (upon completion of this Offering) an aggregate of 6,098,921 shares, have agreed not to sell or otherwise dispose of any such shares for a period of 180 days from the date of this Prospectus without the prior written consent of Jefferies & Company, Inc.

    The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that sales of shares by such shareholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing shareholders could adversely affect prevailing market prices.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, for whom Jefferies & Company, Inc. and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names in the table below at the initial public offering price less the underwriting discount set forth on the cover page of the Prospectus.

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
------------------------------------------------------------  ----------
  Jefferies & Company, Inc..................................
  Cruttenden Roth Incorporated..............................

                                                              ----------
    Total...................................................   2,700,000
                                                              ----------
                                                              ----------

    The Underwriting Agreement provides that the obligation of the Underwriters is subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinion and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of the Common Stock offered hereby (other than those covered by the over-allotment option described below), if any such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain other dealers.
After the initial public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable at any time during the 30-day period from the date of the Prospectus, to purchase up to 405,000 additional shares of the Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such shares will be sold, in whole or in part, either by the Company or the Selling Shareholders, at the option of the Company. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,700,000 shares are being offered hereby.

    The Company, executive officers, directors and certain other shareholders have agreed that they will not, without the prior written consent of Jefferies & Company, Inc., offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus.

    Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industries in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the general condition of the securities market at the time of its offering and the market prices of publicly traded common stock of comparable companies in recent periods.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

    The Company has been advised by the Representatives that the Representatives presently intend to make a market in the Common Stock offered hereby; however, the Representatives are not obligated to do so, and any market making activity may be discontinued at any time without notice. There can be no assurance that an active public market for the Common Stock will develop and continue after this Offering.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Baker & McKenzie, San Diego, California. Brobeck, Phleger & Harrison LLP, San Francisco, California, will pass upon certain legal matters for the Underwriters. Two partners of Baker & McKenzie own an aggregate of 10,715 shares of the Company's Common Stock.

                                    EXPERTS

    The consolidated financial statements as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended, and the rules promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete, and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). This Web site can be accessed at http://www.sec.gov. After this Offering, the

Company will be subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended. Such reports may also be inspected and obtained from the Commission as noted above.

    The Company intends to furnish to its shareholders annual reports containing consolidated financial statements audited by an independent public accounting firm accompanied by an opinion expressed by such independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in each case prepared in accordance with generally accepted accounting principles.

                              OVERLAND DATA, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
        (INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 1995 AND 1996
                 AND SUBSEQUENT TO JUNE 30, 1996 IS UNAUDITED)

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2

Consolidated Balance Sheet as of June 30, 1995 and 1996 and December 31,
  1996....................................................................  F-3

Consolidated Statement of Operations for the Fiscal Years Ended June 30,
  1994, 1995 and 1996 and the Six Months Ended December 31, 1995 and
  1996....................................................................  F-4

Consolidated Statement of Shareholders' Equity for the Fiscal Years Ended
  June 30, 1994, 1995 and 1996 and the Six Months Ended December 31,
  1996....................................................................  F-5

Consolidated Statement of Cash Flows for the Fiscal Years Ended June 30,
  1994, 1995 and 1996 and the Six Months Ended December 31, 1995 and
  1996....................................................................  F-6

Notes to Consolidated Financial Statements................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
  Shareholders of Overland Data, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Overland Data, Inc. and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Diego, California
September 30, 1996

                              OVERLAND DATA, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                   JUNE 30,                           PRO FORMA
                                                           ------------------------  DECEMBER 31,   SHAREHOLDERS'
                                                              1995         1996          1996          EQUITY
                                                           -----------  -----------  -------------  -------------
                                                                                      (UNAUDITED)    (UNAUDITED)
                                                                                                      (NOTE 1)
ASSETS
Current assets:
  Cash and cash equivalents..............................  $   101,000  $    19,000   $    28,000
  Accounts receivable, less allowance for doubtful
    accounts and returns of $446,000, $624,000 and
    $719,000, respectively...............................    6,300,000    7,226,000     8,706,000
  Inventories............................................    5,356,000    8,425,000     9,971,000
  Deferred income taxes..................................      135,000    1,328,000     1,328,000
  Other current assets...................................       86,000      364,000       182,000
                                                           -----------  -----------  -------------
      Total current assets...............................   11,978,000   17,362,000    20,215,000
Property and equipment, net..............................    2,062,000    2,128,000     2,569,000
Deferred income taxes....................................           --        5,000         5,000
Intangible and other assets..............................      413,000      276,000       215,000
                                                           -----------  -----------  -------------
                                                           $14,453,000  $19,771,000   $23,004,000
                                                           -----------  -----------  -------------
                                                           -----------  -----------  -------------
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND
  SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................  $ 2,983,000  $ 4,433,000   $ 4,488,000
  Accrued liabilities....................................    1,038,000    1,493,000     1,934,000
  Accrued payroll and employee compensation..............      780,000    1,129,000       727,000
  Current portion of long-term debt......................      747,000           --            --
                                                           -----------  -----------  -------------
      Total current liabilities..........................    5,548,000    7,055,000     7,149,000
Long-term debt, net of current portion...................    1,400,000    1,500,000     3,100,000
Deferred income taxes....................................       39,000           --            --
Other liabilities........................................      132,000      158,000       140,000
                                                           -----------  -----------  -------------
      Total liabilities..................................    7,119,000    8,713,000    10,389,000
                                                           -----------  -----------  -------------
Convertible redeemable preferred stock, at liquidation
  value:
  Series A preferred stock, no par value, 955,190 shares
    authorized; 636,794, 318,397, and 318,397 shares
    issued and outstanding actual, respectively, no
    shares outstanding pro forma (unaudited).............      734,000      367,000       367,000
  Series B preferred stock, no par value, 731,429 shares
    authorized; 731,429 shares issued and outstanding
    actual, no shares outstanding pro forma
    (unaudited)..........................................    1,281,000    1,281,000     1,281,000
  Series C preferred stock, no par value, 1,286,747
    shares authorized; 1,286,747 shares issued and
    outstanding actual, no shares outstanding pro forma
    (unaudited)..........................................    3,552,000    3,552,000     3,552,000

Commitments (Note 8)

Shareholders' equity:
  Common stock, no par value, 25,000,000 shares
    authorized; 4,291,097, 5,062,325, and 5,209,925
    shares issued and outstanding actual, respectively;
    7,546,498 shares outstanding pro forma (unaudited)...      964,000    1,896,000     2,085,000    $ 7,285,000
  Retained earnings......................................      803,000    3,962,000     5,330,000      5,330,000
                                                           -----------  -----------  -------------  -------------
      Total shareholders' equity.........................    1,767,000    5,858,000     7,415,000    $12,615,000
                                                           -----------  -----------  -------------  -------------
                                                                                                    -------------
                                                           $14,453,000  $19,771,000   $23,004,000
                                                           -----------  -----------  -------------
                                                           -----------  -----------  -------------

          See accompanying notes to consolidated financial statements.

                              OVERLAND DATA, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                      YEAR ENDED JUNE 30,                      SIX MONTHS ENDED
                                         ---------------------------------------------           DECEMBER 31,
                                             1994            1995            1996        -----------------------------
                                         -------------   -------------   -------------       1995            1996
                                                                                         -------------   -------------
                                                                                          (UNAUDITED)     (UNAUDITED)
Net sales..............................  $  34,044,000   $  38,156,000   $  47,226,000   $ 23,319,000    $ 27,233,000
Cost of goods sold.....................     22,890,000      27,041,000      31,145,000     15,379,000      17,421,000
                                         -------------   -------------   -------------   -------------   -------------
  Gross profit.........................     11,154,000      11,115,000      16,081,000      7,940,000       9,812,000

Operating expenses:
  Sales and marketing..................      4,730,000       4,891,000       5,935,000      2,868,000       3,558,000
  Research and development.............      3,402,000       3,076,000       3,697,000      1,908,000       2,095,000
  General and administrative...........      2,435,000       2,168,000       2,908,000      1,401,000       1,749,000
                                         -------------   -------------   -------------   -------------   -------------
                                            10,567,000      10,135,000      12,540,000      6,177,000       7,402,000
                                         -------------   -------------   -------------   -------------   -------------
  Income from operations...............        587,000         980,000       3,541,000      1,763,000       2,410,000

Other income (expense):
  Interest income......................         34,000          10,000           1,000             --           1,000
  Interest expense.....................       (248,000)       (214,000)       (155,000)       (63,000)       (135,000)
  Other income (expense), net..........        (17,000)         (6,000)         26,000         26,000           5,000
                                         -------------   -------------   -------------   -------------   -------------
Income before income taxes.............        356,000         770,000       3,413,000      1,726,000       2,281,000
Provision for income taxes.............        219,000         269,000         254,000        614,000         913,000
                                         -------------   -------------   -------------   -------------   -------------
Net income.............................  $     137,000   $     501,000   $   3,159,000   $  1,112,000    $  1,368,000
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
Net income per share...................  $        0.02   $        0.07   $        0.40   $       0.14    $       0.17
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
Shares used in computing net income per
  share................................      7,137,000       7,405,000       7,850,000      7,853,000       8,196,000
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------


          See accompanying notes to consolidated financial statements.

                              OVERLAND DATA, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                         COMMON STOCK
                                                 -----------------------------     RETAINED
                                                    SHARES          AMOUNT         EARNINGS          TOTAL
                                                 -------------   -------------   -------------   -------------
Balance at June 30, 1993.......................      3,784,095   $     462,000   $     165,000   $     627,000
  Exercise of stock options....................         26,216           6,000                           6,000
  Issuance of common stock.....................         93,350          75,000                          75,000
  Net income...................................                                        137,000         137,000
                                                 -------------   -------------   -------------   -------------
Balance at June 30, 1994.......................      3,903,661         543,000         302,000         845,000
  Preferred stock conversion...................        318,396         367,000                         367,000
  Exercise of stock options....................         39,040          30,000                          30,000
  Issuance of common stock.....................         30,000          24,000                          24,000
  Net income...................................                                        501,000         501,000
                                                 -------------   -------------   -------------   -------------
Balance at June 30, 1995.......................      4,291,097         964,000         803,000       1,767,000
  Preferred stock conversion...................        318,397         367,000                         367,000
  Exercise of stock options....................        280,481         220,000                         220,000
  Issuance of common stock.....................        172,350         345,000                         345,000
  Net income...................................                                      3,159,000       3,159,000
                                                 -------------   -------------   -------------   -------------
Balance at June 30, 1996.......................      5,062,325       1,896,000       3,962,000       5,858,000
  Exercise of stock options (unaudited)........        116,900          97,000                          97,000
  Issuance of common stock (unaudited).........         30,700          92,000                          92,000
  Net income (unaudited).......................                                      1,368,000       1,368,000
                                                 -------------   -------------   -------------   -------------
Balance at December 31, 1996 (unaudited).......      5,209,925   $   2,085,000   $   5,330,000   $   7,415,000
                                                 -------------   -------------   -------------   -------------
                                                 -------------   -------------   -------------   -------------

          See accompanying notes to consolidated financial statements.

                              OVERLAND DATA, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                      YEAR ENDED JUNE 30,                      SIX MONTHS ENDED
                                         ---------------------------------------------           DECEMBER 31,
                                             1994            1995            1996        -----------------------------
                                         -------------   -------------   -------------       1995            1996
                                                                                         -------------   -------------
                                                                                          (UNAUDITED)     (UNAUDITED)
Operating activities:
  Net income...........................  $     137,000   $     501,000   $   3,159,000   $  1,112,000    $  1,368,000
  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
      Deferred tax benefit.............             --         (66,000)     (1,237,000)            --              --
      Depreciation and amortization....        607,000         725,000         862,000        389,000         491,000
      Loss on disposal of property and
        equipment......................         87,000          10,000          50,000             --              --
      Non-cash compensation charge.....        132,000           8,000              --             --              --
      Changes in assets and
        liabilities, net of Cipher
        acquisition:
          Accounts receivable..........     (1,885,000)     (1,701,000)       (926,000)         8,000      (1,480,000)
          Inventories..................      1,108,000         309,000      (3,069,000)      (778,000)     (1,546,000)
          Other assets.................        (33,000)         77,000        (278,000)      (436,000)        182,000
          Accounts payable and accrued
            liabilities................      2,519,000         296,000       1,931,000        626,000         546,000
          Accrued payroll and employee
            compensation...............        171,000          28,000         349,000         81,000        (402,000)
                                         -------------   -------------   -------------   -------------   -------------
              Net cash provided by
                (used in) operating
                activities.............      2,843,000         187,000         841,000      1,002,000        (841,000)
                                         -------------   -------------   -------------   -------------   -------------
Investing activities:
  Capital expenditures.................       (809,000)       (670,000)       (841,000)      (339,000)       (871,000)
  Proceeds from sale of property and
    equipment..........................          7,000              --              --             --              --
                                         -------------   -------------   -------------   -------------   -------------
        Net cash used in investing
          activities...................       (802,000)       (670,000)       (841,000)      (339,000)       (871,000)
                                         -------------   -------------   -------------   -------------   -------------
Financing activities:
  Principal payments on notes
    payable............................     (1,494,000)     (1,494,000)       (747,000)            --              --
  Proceeds from issuance of common
    stock..............................             --          16,000         345,000        344,000          92,000
  Proceeds from exercise of stock
    options............................          6,000          30,000         220,000          9,000          29,000
  Net proceeds (payments) under bank
    line of credit.....................        700,000         700,000         100,000       (947,000)      1,600,000
                                         -------------   -------------   -------------   -------------   -------------
        Net cash (used in) provided by
          financing activities.........       (788,000)       (748,000)        (82,000)      (594,000)      1,721,000
                                         -------------   -------------   -------------   -------------   -------------
Net (decrease) increase in cash and
  cash equivalents.....................      1,253,000      (1,231,000)        (82,000)        69,000           9,000
Cash and cash equivalents, beginning of
  period...............................         79,000       1,332,000         101,000        101,000          19,000
                                         -------------   -------------   -------------   -------------   -------------
Cash and cash equivalents, end of
  period...............................  $   1,332,000   $     101,000   $      19,000   $    170,000    $     28,000
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------

                              OVERLAND DATA, INC.

                                                      YEAR ENDED JUNE 30,                      SIX MONTHS ENDED
                                         ---------------------------------------------           DECEMBER 31,
                                             1994            1995            1996        -----------------------------
                                         -------------   -------------   -------------       1995            1996
                                                                                         -------------   -------------
                                                                                          (UNAUDITED)     (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid for income taxes.........  $      53,000   $     411,000   $   1,150,000   $    648,000    $    736,000
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
    Cash paid for interest.............  $     237,000   $     215,000   $     155,000   $     63,000    $    138,000
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
    Non-cash common stock issuance.....  $      75,000   $       8,000              --             --              --
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
    Reclassification of deferred
      compensation to equity upon
      exercise of common stock
      options..........................             --              --              --             --    $     68,000
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
    Conversion of Series A preferred
      stock to common stock............             --   $     367,000   $     367,000             --              --
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
    Issuance of Series C preferred
      stock for Cipher assets..........  $   1,564,000              --              --             --              --
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------
    Issuance of notes payable in
      exchange for Cipher assets.......  $   1,651,000              --              --             --              --
                                         -------------   -------------   -------------   -------------   -------------
                                         -------------   -------------   -------------   -------------   -------------

          See accompanying notes to consolidated financial statements.

                              OVERLAND DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--OPERATIONS AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Overland Data, Inc. (the "Company") was incorporated on September 8, 1980 under the laws of the state of California. The Company designs, develops, manufactures, markets and supports magnetic tape data storage systems used by businesses for backup, archival and data interchange functions. The Company's fiscal year ends on the Sunday closest to June 30. For ease of presentation the Company's year end is deemed to be June 30. Each of fiscal years 1994, 1995 and 1996 included 52 weeks.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Overland Data (Europe) Limited and Overland Data Export Limited, a foreign sales corporation. All significant intercompany accounts and transactions have been eliminated.

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Sales are recognized upon shipment of products to customers and are not subject to any specific right of return or price protection, except for any defective product which may be returned under the Company's warranty policy.

WARRANTY COSTS

The Company generally offers a two-year return-to-factory warranty on its products and records a provision for estimated future warranty costs at the time of shipment. It also contracts with outside vendors to provide service relating to various on-site and extended warranties which are offered for sale to customers. Warranty revenues and amounts paid in advance to outside service organizations for the entire warranty period are included in the financial statements in sales and cost of goods sold, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

It is management's belief that the carrying amounts shown for the Company's financial instruments are reasonable estimates of their related fair value based on their terms or short-term nature.

                              OVERLAND DATA, INC.

NOTE 1--OPERATIONS AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
EXPORT SALES

Export sales by the Company, principally in Europe, for the fiscal years ended June 30, 1994, 1995 and 1996 were approximately $5,753,000, $7,737,000 and
$12,775,000, respectively. Substantially all export sales are denominated in U.S. dollars.

CONCENTRATION OF CREDIT RISK

The Company's customers include original equipment manufacturers, integrators, distributors, value added resellers and end users. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company performs ongoing credit evaluations of its customers, generally requires no collateral and maintains allowances for potential credit losses and sales returns. The Company's largest single customer accounted for approximately 36%, 21% and 23% of sales in fiscal years 1994, 1995 and 1996, respectively, and approximately 18% and 33% of accounts receivable at June 30, 1995 and 1996, respectively. No other customer accounted for 10% or more of sales in any of the three years presented.

CASH EQUIVALENTS

Highly liquid investments with original maturities of three months or less are classified as cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (first-in-first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets (generally two to five years). Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term. Expenditures for normal maintenance and repair are charged to expense as incurred and improvements are capitalized. Upon the sale or retirement of property or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

INTANGIBLE ASSETS

Intangible assets, resulting from the acquisition of assets relating to certain product lines (Note 2), are amortized using the straight-line method over five years (the estimated life of the products). Accumulated amortization was $432,000 in 1995 and $570,000 in 1996. The Company periodically considers whether the sum of the estimated future net cash flows generated from the sale of related products is in excess of the carrying amount of the intangible asset (net realizable value). The carrying amount would be reported as the lower of cost (net of amortization) or net realizable value. No such impairment losses have been recorded by the Company.

                              OVERLAND DATA, INC.

NOTE 1--OPERATIONS AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
LONG-LIVED ASSETS

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. No such impairment losses have been identified by the Company.

FOREIGN CURRENCY REMEASUREMENT

The assets and liabilities of the foreign subsidiaries have been remeasured into U.S. dollars at year-end exchange rates. Revenues and expenses have been remeasured at average exchange rates during the year. Gains or losses resulting from remeasurement and from foreign currency transactions are recognized currently in operating results and were not significant in any year presented.

INCOME TAXES

The Company provides for income taxes utilizing the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109). Under the asset and liability method of SFAS 109, a deferred tax asset and/ or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax credits and loss carryforwards. SFAS 109 also requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NEW ACCOUNTING PRONOUNCEMENT

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company does not intend to adopt the measurement provisions of SFAS 123 with regard to employee-based stock compensation, but will adopt the required disclosure provisions during the year ending June 30, 1997.

NET INCOME PER SHARE

Net income per share is computed based on the weighted average number of shares of Common Stock and common stock equivalents, using the treasury stock method, outstanding during the respective periods. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all issuances of Common Stock and all stock options granted within one year prior to the filing of the Company's registration statement for its planned initial public offering and through the effective date thereof have been included as outstanding for all periods presented using the treasury stock method.

INTERIM RESULTS (UNAUDITED)

The accompanying balance sheet at December 31, 1996 and the related statements of operations and of cash flows for the six months ended December 31, 1995 and 1996, and the statement of shareholders' equity for the six months ended December 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of the interim periods. The data disclosed in these notes to the financial statements at such date and for such periods are also unaudited.

                              OVERLAND DATA, INC.

NOTE 1--OPERATIONS AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)
PRO FORMA SHAREHOLDERS' EQUITY (UNAUDITED)

The unaudited pro forma information presented in the accompanying balance sheet as of December 31, 1996 reflects the conversion of all outstanding shares of Preferred Stock into 2,336,573 shares of Common Stock, which will occur upon completion of the Company's planned initial public offering.

NOTE 2--ACQUISITIONS

CIPHER ACQUISITION

In May 1993 and October 1993, the Company acquired certain assets from Archive Corporation, a wholly owned subsidiary of Conner Peripherals, Inc., relating to the half-inch tape drive product lines of Cipher Data Products, Inc., for total consideration of $8,294,000 comprised of cash ($1,000,000), notes payable ($3,742,000) and a total of 1,286,747 shares of Series C Preferred Stock ($3,552,000). Under the terms of the agreement, machinery and equipment, intangible assets (patent and trademark rights) and inventory aggregating $5,079,000 were purchased in fiscal year 1993 and additional inventory of approximately $3,215,000 was acquired during fiscal year 1994. The acquisition has been accounted for as a purchase transaction and, accordingly, the purchase price has been allocated to the fair market value of the assets acquired.

NOTE 3--COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                  JUNE 30,
                                                        -----------------------------     DEC. 31,
                                                            1995            1996            1996
                                                        -------------   -------------   -------------
                                                                                         (UNAUDITED)
Inventories:
  Raw materials.......................................  $   2,970,000   $   5,167,000   $  5,825,000
  Work in process.....................................        692,000       1,816,000      2,185,000
  Finished goods......................................      1,694,000       1,442,000      1,961,000
                                                        -------------   -------------   -------------
                                                        $   5,356,000   $   8,425,000   $  9,971,000
                                                        -------------   -------------   -------------
                                                        -------------   -------------   -------------

Property and equipment:
  Machinery and equipment.............................  $   2,076,000   $   2,433,000   $  2,549,000
  Computer equipment..................................      1,039,000       1,141,000      1,585,000
  Furniture and fixtures..............................        115,000         165,000        210,000
  Leasehold improvements..............................        202,000         429,000        695,000
                                                        -------------   -------------   -------------
                                                            3,432,000       4,168,000      5,039,000
Less accumulated depreciation and amortization........     (1,370,000)     (2,040,000)    (2,470,000)
                                                        -------------   -------------   -------------
                                                        $   2,062,000   $   2,128,000   $  2,569,000
                                                        -------------   -------------   -------------
                                                        -------------   -------------   -------------

Depreciation expense was $456,000, $574,000, and $724,000 in fiscal years 1994, 1995 and 1996, respectively.

                              OVERLAND DATA, INC.

NOTE 4--LONG-TERM DEBT

Long-term debt is summarized as follows:

                                                                        JUNE 30,
                                                              -----------------------------     DEC. 31,
                                                                  1995            1996            1996
                                                              -------------   -------------   -------------
                                                                                               (UNAUDITED)
Bank line of credit.........................................  $   1,400,000   $   1,500,000   $  3,100,000
Subordinated installment note payable to Archive Corporation
  (Note 2)..................................................        747,000              --             --
                                                              -------------   -------------   -------------
                                                                  2,147,000       1,500,000      3,100,000
Less current portion........................................       (747,000)             --             --
                                                              -------------   -------------   -------------
                                                              $   1,400,000   $   1,500,000   $  3,100,000
                                                              -------------   -------------   -------------
                                                              -------------   -------------   -------------

The Company has a $5,000,000 revolving credit facility which is collateralized by substantially all of the Company's assets and expires on November 5, 1998. Under terms of the agreement, the Company may borrow the lesser of (1) $5,000,000 or (2) 80% of eligible accounts receivable plus an overadvance at June 30, 1996 of $1,200,000. The overadvance amount is reduced semi-annually by $150,000 on November 1 and May 1. Borrowings under the line may be in the form of working capital loans, which bear interest at the bank's prime rate plus 0.5% (8.75% at June 30, 1996), or banker's acceptances priced at the banker's acceptance rate plus 2.5%. The Company is required to maintain certain covenants and financial ratios including working capital and net worth ratios, and pays a 0.5% annual commitment fee on the unused credit if the average amount borrowed for any quarter is less than $2,500,000. The agreement also prohibits the payment of dividends without prior bank approval. The Company is in compliance with the terms of the agreement. As of June 30, 1996, $3,200,000 was available for borrowing under this credit facility.

NOTE 5--INCOME TAXES

The provision (benefit) for income taxes includes the following:

                                                                           YEAR ENDED JUNE 30,
                                                              ---------------------------------------------
                                                                  1994            1995            1996
                                                              -------------   -------------   -------------
Current:
  Federal...................................................  $     218,000   $     306,000   $   1,246,000
  State.....................................................          1,000          17,000         236,000
  Foreign...................................................             --          12,000           9,000

Deferred:
  Federal...................................................             --         (66,000)     (1,053,000)
  State.....................................................             --              --        (184,000)
                                                              -------------   -------------   -------------
                                                              $     219,000   $     269,000   $     254,000
                                                              -------------   -------------   -------------
                                                              -------------   -------------   -------------

                              OVERLAND DATA, INC.

NOTE 5--INCOME TAXES (CONTINUED)
The total income tax provision differs from the amount computed by applying the U.S. federal statutory income tax rate of 34% to income before income taxes as follows:

                                                                           YEAR ENDED JUNE 30,
                                                              ---------------------------------------------
                                                                  1994            1995            1996
                                                              -------------   -------------   -------------
U.S. federal income tax at statutory rate...................  $     121,000   $     262,000   $   1,160,000
Increase in (release of) valuation allowance................        249,000          48,000        (997,000)
Research and development credits............................       (147,000)        (39,000)             --
State income taxes, net of federal benefit..................             --          11,000         165,000
Foreign sales corporation benefit...........................             --          (8,000)        (65,000)
Other.......................................................         (4,000)         (5,000)         (9,000)
                                                              -------------   -------------   -------------
Provision for income taxes..................................  $     219,000   $     269,000   $     254,000
                                                              -------------   -------------   -------------
                                                              -------------   -------------   -------------

During the fiscal year ended June 30, 1996, the Company reduced the deferred tax valuation allowance by $997,000 to recognize deferred tax assets. Based on management's assessment and the Company's current profitability, management believes it is more likely than not that the deferred tax asset will be realized through future taxable earnings or alternative tax strategies. The 1996 provision does not reflect a research and development credit due to a federally imposed one year suspension.

Deferred income taxes at June 30, 1995 and 1996 comprised:

                                                                                 JUNE 30,
                                                                       -----------------------------
                                                                           1995            1996
                                                                       -------------   -------------
Deferred tax assets:
  Inventory..........................................................  $     253,000   $     570,000
  Research and development credit carryforwards......................        291,000              --
  Warranty reserves..................................................        142,000         141,000
  Reserve for doubtful accounts and returns..........................        179,000         195,000
  Vacation and deferred compensation.................................        147,000         170,000
  License fee accrual................................................        120,000         101,000
  Intangible assets..................................................         65,000          97,000
  State income taxes.................................................             --          80,000
  Other..............................................................             --          71,000
                                                                       -------------   -------------
  Gross deferred tax asset...........................................      1,197,000       1,425,000
                                                                       -------------   -------------

Deferred tax liabilities:
  Fixed asset depreciation...........................................       (104,000)        (92,000)
                                                                       -------------   -------------
  Gross deferred tax liability.......................................       (104,000)        (92,000)
                                                                       -------------   -------------
Valuation allowance..................................................       (997,000)             --
                                                                       -------------   -------------
Net deferred income taxes............................................  $      96,000   $   1,333,000
                                                                       -------------   -------------
                                                                       -------------   -------------

                              OVERLAND DATA, INC.

NOTE 6--CONVERTIBLE REDEEMABLE PREFERRED STOCK

The Company has outstanding three series of Preferred Stock which have no par value and are stated in the balance sheet at their original issue price, which is equivalent to their redemption value. Each share of Series A, B and C Preferred Stock (i) is voting, (ii) is convertible at any time at the option of the holder into one share of Common Stock subject to certain anti-dilution and automatic conversion provisions, (iii) participates equally with Common Stock with respect to dividends, (iv) is redeemable at the option of the holder at a price of $1.15, $1.75 and $2.76 per share, respectively, (v) upon liquidation of the Company is entitled to receive $1.15, $1.75 and $2.76, per share, respectively, in preference to any distributions to common shareholders, and
(vi) in the event of a sale of the Company's Common Stock in an initial public offering, each unredeemed share will be automatically converted to one share of Common Stock.

The Preferred Stock is redeemable in three equal annual installments and any unredeemed shares automatically convert to Common Stock. Scheduled redemption dates are as follows: Series A--May 1995, 1996 and 1997; Series B--December 1996, 1997 and 1998 and Series C--May 1997, 1998 and 1999. None of the holders of Series A Preferred Stock elected to redeem their shares at the first two installment dates and, therefore, the shares were converted into Common Stock. A total of 318,396 and 318,397 shares with a value of $367,000 and $367,000 were converted at each installment date in 1995 and 1996, respectively. The combined aggregate amount of future redemption requirements for the Preferred Stock is $1,978,000 (991,123 shares) in 1997, $1,611,000 (672,726 shares) in 1998 and
$1,611,000 (672,724 shares) in 1999.

NOTE 7--STOCK OPTIONS AND WARRANT

The Company has a number of stock option plans which provide for the issuance of options to employees, officers and directors. The exercise price of a stock option is generally equal to the fair market value of the Company's Common Stock as determined by its Board of Directors on the date the option is granted. Certain of the plans permit options granted to qualify as "Incentive Stock Options" under the Internal Revenue Code while other plans are specified as non-qualified. In addition, certain of the non-qualified plans call for 100% vesting of outstanding options upon a change of control of the Company. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and expire after a period not to exceed ten years, except in the event of termination, whereupon vested shares must be exercised within 30 days, or upon death or disability, where a six month exercise period is specified.

                              OVERLAND DATA, INC.

NOTE 7--STOCK OPTIONS AND WARRANT (CONTINUED)
Option activity is summarized as follows:

                                                                          SHARES        SHARE PRICE
                                                                       -------------   -------------
Options outstanding at June 30, 1993.................................        800,660   $  .12 - .80
  Options granted....................................................        347,943            .80
  Options exercised..................................................        (26,216)     .24 - .80
  Options canceled...................................................       (206,139)     .20 - .80
                                                                       -------------   -------------
Options outstanding at June 30, 1994.................................        916,248      .12 - .80
  Options granted....................................................        285,950      .80 - .88
  Options exercised..................................................        (39,040)     .42 - .80
  Options canceled...................................................       (124,799)     .12 - .80
                                                                       -------------   -------------
Options outstanding at June 30, 1995.................................      1,038,359      .12 - .88
  Options granted....................................................        184,810           2.00
  Options exercised..................................................       (280,481)     .12 - .80
  Options canceled...................................................        (94,092)    .80 - 2.00
                                                                       -------------   -------------
Options outstanding at June 30, 1996.................................        848,596     .12 - 2.00
  Options granted (unaudited)........................................         91,000    3.00 - 4.50
  Options exercised (unaudited)......................................       (116,900)    .20 - 2.00
  Options canceled (unaudited).......................................        (16,775)   1.20 - 2.00
                                                                       -------------   -------------
Options outstanding at December 31, 1996 (unaudited).................        805,921   $ .12 - 4.50
                                                                       -------------   -------------
                                                                       -------------   -------------

Options on 461,458 shares were exercisable at prices ranging from $.12-$2.00 at June 30, 1996. Shares available for future grant were 284,667 and 566,382 at June 30, 1995 and 1996, respectively.

In connection with the bank line of credit, the Company issued a common stock warrant to the bank. The warrant will allow the bank to purchase 17,046 shares of the Company's common stock over a five-year period through May 15, 2000 at an exercise price of $4.40 per share. The Company has determined that the value of the warrant is not significant.

NOTE 8--COMMITMENTS

The Company leases its office, production and sales facilities under non-cancelable operating leases which expire in various years through fiscal year 2001. The leases provide for annual rent escalations intended to approximate increases in cost of living indices, and certain of the leases provide for rent abatement. At June 30, 1996, future minimum lease payments under these arrangements are as follows:

       YEAR ENDING         MINIMUM LEASE
        JUNE 30,             PAYMENTS
-------------------------  -------------
    1997.................  $    656,000
    1998.................       709,000
    1999.................       737,000
    2000.................       766,000
    2001.................        78,000
                           -------------
    Total................  $  2,946,000
                           -------------
                           -------------

Rental expense is recognized ratably over the respective lease terms, and aggregated $508,000, $562,000 and $554,000 for fiscal years 1994, 1995 and 1996, respectively.

                        INSIDE REAR COVER -- PHOTOGRAPHS

PHOTOGRAPH DESCRIPTIONS AND CAPTIONS

1. Background: Black and blue Company logos serpentine upward from bottom left corner to top right corner.

2.  Top center: Company logo and name.

3.  Middle left: Color photo of management team. No caption.

4. Middle right: Color photo of quality assurance person at test station. No caption.

5.  Center: Color photo of end-user performing network backup. No caption.

6. Bottom left: Color photo of manufacturing employee on production line. No caption.

7. Bottom right: Color photo of engineering personnel performing design work. No caption.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Capitalization............................................................   14
Dilution..................................................................   15
Selected Consolidated Financial Data......................................   16
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   18
Business..................................................................   26
Management................................................................   38
Certain Transactions......................................................   44
Principal and Selling Shareholders........................................   45
Description of Capital Stock..............................................   47
Shares Eligible for Future Sale...........................................   49
Underwriting..............................................................   51
Legal Matters.............................................................   52
Experts...................................................................   52
Additional Information....................................................   52
Index to Consolidated Financial Statements................................  F-1

                              -------------------

    UNTIL         , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,700,000 SHARES
                                     (LOGO)
                                  COMMON STOCK

                                   PROSPECTUS

                           JEFFERIES & COMPANY, INC.
                                CRUTTENDEN ROTH
                                  INCORPORATED

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, in connection with the sale of Common Stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                                                 AMOUNT
                                                              -------------
SEC Registration Fee........................................  $    9,409.10
NASD Filing Fee.............................................       3,605.00
Nasdaq Listing Fee..........................................      41,857.25
Printing and Engraving Expenses.............................     100,000.00
Legal Fees and Expenses.....................................     250,000.00
Blue Sky Fees and Expenses..................................      10,000.00
Accounting Fees and Expenses................................     125,000.00
Transfer Agent and Registrar Fees and Expenses..............       5,000.00
Miscellaneous Expenses......................................       5,128.65
                                                              -------------
    Total...................................................  $  550,000.00
                                                              -------------
                                                              -------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 317 of the California Corporations Code permits a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    The Registrant's Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") provide for the indemnification of directors and officers to the maximum permitted by the California Corporations Code and authorize the indemnification by the Registrant of other officers, employees and other agents as set forth in the California Corporations Code. The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Articles and Bylaws.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1994, the Registrant has sold and issued the following securities without registration under the Securities Act:

    During the period from January 1994 to January 1997, the Company granted to its employees, officers, directors and consultants under its various stock option plans incentive and non-statutory stock options which were exercisable into an aggregate of 579,250 shares of Common Stock. During the same period, the Company also sold 690,622 shares of Common Stock to its employees, former employees, officers and directors for total cash consideration of $745,177.

    The sales and issuances of the securities in the transactions described in the above paragraph were deemed to be exempt from registration under the Securities Act in reliance upon (i) Rule 701 promulgated thereunder as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or (ii) Section 4(2) thereof and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering.

    The recipients represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


      1.1**      --      Form of Underwriting Agreement.

      3.1        --      Registrant's Amended and Restated Articles of Incorporation.

      3.2**      --      Registrant's Bylaws.

      4.1**      --      Reference is made to Exhibits 3.1 and 3.2.

      4.2        --      Specimen stock certificate.

      4.3**      --      Investors' Rights Agreement, dated May 21, 1993, between the Registrant and the parties named therein.

      4.4**      --      Warrant to Purchase Stock, dated May 15, 1995, between the Registrant and
                         Imperial Bancorp.

      5.1**      --      Opinion of Baker & McKenzie.

     10.1+       --      Basic Order Agreement #16529, dated July 1, 1993 and as amended through
                         November 10, 1995, between the Registrant and Digital Equipment
                         Corporation.

     10.2+       --      Production Procurement Agreement #RMSS-ODI-96-01-0, dated October 25, 1996, between the Registrant and International Business Machines Corporation.

     10.3**      --      Security and Loan Agreement and Addendum thereto, dated May 2, 1995 and May
                         8, 1995, respectively, between the Registrant and Imperial Bank.

     10.4        --      First Amendment to Security and Loan Agreement and Addendum, Exhibit "A,"
                         thereto, effective as of January 3, 1997, between the Registrant and
                         Imperial Bank.

     10.5**      --      Standard Industrial Lease--Multi-Tenant, dated May 26, 1993, between the
                         Registrant and Mitsui/SBD America Fund 87-1.

     10.6**      --      1995 Stock Option Plan adopted October 10, 1995.

     10.7**      --      1996 Employee Stock Purchase Plan adopted December 12, 1996.

     10.8**      --      Form of Indemnification Agreement.

     11.1        --      Statement regarding computation of per share earnings.

     21.1**      --      Subsidiaries of the Registrant.

     23.1        --      Consent of Price Waterhouse LLP, independent accountants.

     23.2**      --      Consent of Baker & McKenzie--Included in Exhibit 5.1.

     24.1        --      Power of Attorney--Reference is made to page II-4.

     27.1**      --      Financial Data Schedule for the fiscal year ended June 30, 1996.

     27.2**      --      Financial Data Schedule for the six months ended December 31, 1996.


------------------------


 + The Registrant has applied for confidential treatment with respect to certain portions of this exhibit which have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.


** Previously filed.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to provide to the Underwriter at the Closing, as specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on the 13th of February, 1997.


                                OVERLAND DATA, INC.

                                By:              /s/ SCOTT MCCLENDON
                                     ------------------------------------------
                                                  Scott McClendon,
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY



    In accordance with the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities indicated on February 13, 1997. Each person whose signature to this Registration Statement appears below hereby appoints Scott McClendon or Vernon A. LoForti as his attorney-in-fact to sign on his behalf, individually and in the capacities stated below, and to file (i) any and all amendments and post-effective amendments to this Registration Statement and (ii) any registration statement relating to the same offering pursuant to Rule 462(b) under the Securities Act of 1933, which amendment or amendments or registration statement may make such changes and additions as such attorney-in-fact may deem necessary or appropriate.



                  SIGNATURE                                 TITLE
----------------------------------------------  ------------------------------
             /s/ SCOTT MCCLENDON                President, Chief Executive
   ----------------------------------------       Officer and Director
               Scott McClendon

              /s/ MARTIN D. GRAY                Vice President, Secretary and
   ----------------------------------------       Director
                Martin D. Gray

            /s/ VERNON A. LOFORTI               Vice President, Chief
   ----------------------------------------       Financial Officer and
              Vernon A. LoForti                   Assistant Secretary

           /s/ WILLIAM W. OTTERSON
   ----------------------------------------     Director
             William W. Otterson

             /s/ JOSEPH D. RIZZI
   ----------------------------------------     Director
               Joseph D. Rizzi

              /s/ JOHN A. SHANE
   ----------------------------------------     Director
                John A. Shane

                                 EXHIBIT INDEX


                                                                                                                   SEQUENTIALLY
   EXHIBIT                                                                                                           NUMBERED
     NO.                                                         EXHIBIT                                               PAGES
-------------             -------------------------------------------------------------------------------------  -----------------
      1.1**       --      Form of Underwriting Agreement.

      3.1         --      Registrant's Amended and Restated Articles of Incorporation.

      3.2**       --      Registrant's Bylaws.

      4.1**       --      Reference is made to Exhibits 3.1 and 3.2.

      4.2         --      Specimen stock certificate.

      4.3**       --      Investors' Rights Agreement, dated May 21, 1993, between the Registrant and the parties named therein.

      4.4**       --      Warrant to Purchase Stock, dated May 15, 1995, between the Registrant and Imperial
                          Bancorp.

      5.1**       --      Opinion of Baker & McKenzie.

     10.1+        --      Basic Order Agreement #16529, dated July 1, 1993 and as amended through November 10,
                          1995, between the Registrant and Digital Equipment Corporation.

     10.2+        --      Production Procurement Agreement #RMSS-ODI-96-01-0, dated October 25, 1996, between the Registrant and International Business Machines Corporation.

     10.3**       --      Security and Loan Agreement and Addendum thereto, dated May 2, 1995 and May 8, 1995, respectively, between the Registrant and Imperial Bank.

     10.4         --      First Amendment to Security and Loan Agreement and Addendum, Exhibit "A," thereto, effective as of January 3, 1997, between the Registrant and Imperial Bank.

     10.5**       --      Standard Industrial Lease--Multi-Tenant, dated May 26, 1993, between the Registrant and Mitsui/SBD America Fund 87-1.

     10.6**       --      1995 Stock Option Plan adopted October 10, 1995.

     10.7**       --      1996 Employee Stock Purchase Plan adopted December 12, 1996.

     10.8**       --      Form of Indemnification Agreement.

     11.1         --      Statement regarding computation of per share earnings.

     21.1**       --      Subsidiaries of the Registrant.

     23.1         --      Consent of Price Waterhouse LLP, independent accountants.

     23.2**       --      Consent of Baker & McKenzie--Included in Exhibit 5.1.

     24.1         --      Power of Attorney--Reference is made to page II-4 of the Registration Statement.

     27.1**       --      Financial Data Schedule for the fiscal year ended June 30, 1996.

     27.2**       --      Financial Data Schedule for the six months ended December 31, 1996.


------------------------


 + The Registrant has applied for confidential treatment with respect to certain portions of this exhibit which have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.


** Previously filed.